SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding major transaction and discloseable transaction of disposal of assets and external investment of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 23, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Major Transaction and Discloseable Transaction Announcement
Disposal of Assets and External Investment

Joint Financial Advisers to the Company

The Transactions

On 21 July 2020, KTS Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company with PipeChina, pursuant to which KTS Company proposed to transfer 100% equity interest in Sinopec Yu Ji Company, its subsidiary, to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the Target Assets held by KTS Company, as well as the transaction consideration, amounts to RMB3.220 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Corp. entered into the Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina, pursuant to which Sinopec Corp. proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB47.113 billion upon completion of the PipeChina Reorganisation. PipeChina will issue additional equity to Sinopec Corp. to satisfy the transaction consideration. The appraised value of the Target Assets, as well as the transaction consideration, amounts to RMB47.113 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Natural Gas, a subsidiary of the Company, entered into the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets with PipeChina, pursuant to which Sinopec Natural Gas proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB22.887 billion upon completion of the PipeChina Reorganisation and will receive RMB18.621 billion paid by PipeChina in cash. PipeChina will issue additional equity and make cash payment to Sinopec Natural Gas to satisfy the transaction consideration. The appraised value of the Target Assets, as well as the transaction consideration, amounts to RMB41.509 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Marketing Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Assets with PipeChina, pursuant to which Marketing Company proposed to transfer the refined oil pipelines and other assets held by it to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the Target Assets held by Marketing Company, as well as the transaction consideration, amounts to RMB30.813 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

Upon the closing of the Transactions, the Group will no longer hold the Target Assets, and the subsidiaries under the Target Assets will cease to be subsidiaries of the Company.

Implications of Hong Kong Listing Rules

The Transactions comprise disposal of assets and subscription of the registered capital of PipeChina. As the highest applicable percentage ratio in respect of disposal of assets under the Transactions exceeds 25% but falls below 75% under the Hong Kong Listing Rules, the transactions for disposal of assets constitute major transactions of the Company and are subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the subscription of the registered capital of PipeChina under the Transactions exceeds 5% but falls below 25%, the subscription of the registered capital of PipeChina constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

General Information

Sinopec Corp. will convene an extraordinary general meeting for Shareholders to consider and, if thought fit, approve the Transaction Agreements and the Transactions contemplated thereunder. A circular containing, among others, (i) further details of the Transaction Agreements and the Transactions contemplated thereunder; (ii) other information required under the Hong Kong Listing Rules; and (iii) the notice of convening the EGM is expected to be despatched to Shareholders on or before 13 August 2020.

To the best knowledge, information and belief of the Directors after making all reasonable enquiries, none of the Shareholder was required to abstain from voting on the resolution proposed at the EGM.

Shareholders of the Company, holders of American Depositary Shares, and potential investors should note that the closing of the Transactions is subject to the fulfilment (or exemption, if applicable) of certain conditions, therefore, there is no guarantee that the Transactions will be completed. Shareholders of the Company, holders of American Depositary Shares and potential investors should exercise caution when dealing in the shares, American Depositary Shares or other securities of the Company.

I.          OVERVIEW OF THE TRANSACTIONS

(I)          Basic Information of the Transactions

On 21 July 2020, KTS Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company with PipeChina, pursuant to which KTS Company proposed to transfer 100% equity interest in Sinopec Yu Ji Company, its subsidiary, to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the Target Assets held by KTS Company, as well as the transaction consideration, amounts to RMB3.220 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Corp. entered into the Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina, pursuant to which Sinopec Corp. proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB47.113 billion upon completion of the PipeChina Reorganisation. PipeChina will issue additional equity to Sinopec Corp. to satisfy the transaction consideration. The appraised value of the Target Assets, as well as the transaction consideration, amounts to RMB47.113 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Natural Gas, a subsidiary of the Company, entered into the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets with PipeChina, pursuant to which Sinopec Natural Gas proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB22.887 billion upon completion of the PipeChina Reorganisation and will receive RMB18.621 billion paid by PipeChina in cash. PipeChina will issue additional equity and make cash payment to Sinopec Natural Gas to satisfy the transaction consideration. The appraised value of the Target Assets, as well as the transaction consideration, amounts to RMB41.509 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Marketing Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Assets with PipeChina, pursuant to which Marketing Company proposed to transfer the refined oil pipelines and other assets held by it to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the Target Assets held by Marketing Company, as well as the transaction consideration, amounts to RMB30.813 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

(II)  Review Procedures and Procedures to be Performed of the Transactions

The fifteenth meeting of the seventh session of the Board of Sinopec Corp. was convened on 23 July 2020, at which the matters in respect of the Sinopec Corp. Transaction, the Sinopec Natural Gas Transaction, the KTS Transaction and the Marketing Company Transaction were considered and unanimously passed by all Directors. None of the Directors of the Company had a material interest in the Transactions. The Transactions are subject to approval by the competent authorities and the general meeting of Sinopec Corp. The implementation of the Transactions is subject to the fulfilment or waiver of other conditions precedent.

II.   TRANSACTION AGREEMENTS

(I)  Agreement on Additional Issuance of Equity to Purchase Assets and Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets

On 23 July 2020, the Agreement on Additional Issuance of Equity to Purchase Assets was entered into between Sinopec Corp. and PipeChina, and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets was entered into between Sinopec Natural Gas and PipeChina. The principal terms are as follows:

1.   Transaction price and payment method

PipeChina shall satisfy the transaction consideration by way of issuance of additional equity and/ or cash payment to Sinopec Corp. and Sinopec Natural Gas. The registered capital of PipeChina is expected to be RMB500 billion upon its reorganisation. Sinopec Corp. shall subscribe for RMB47.113 billion of PipeChina’s registered capital upon its reorganisation with Target Assets held by it valued at RMB47.113 billion; and Sinopec Natural Gas shall subscribe for RMB22.887 billion of PipeChina’s registered capital upon its reorganisation with Target Assets of RMB22.887 billion in Target Assets held by it valued at RMB41.509 billion. In addition to equity consideration, PipeChina shall satisfy the remainder of the transaction consideration, i.e. RMB18.621 billion, by way of cash payment to Sinopec Natural Gas.

2.   Payment period

For equity consideration payable to Sinopec Corp. and Sinopec Natural Gas, PipeChina shall issue capital contribution certificates to Sinopec Corp. and Sinopec Natural Gas on the Closing Date, and register both companies in PipeChina’s register of members. From the date on which Sinopec Corp. and Sinopec Natural Gas have been registered on the register of members of PipeChina, both companies shall be interested in all equity interests and assume the responsibilities and obligations corresponding to the equity consideration.

For cash consideration payable to Sinopec Natural Gas, PipeChina shall pay 90% of the aggregate cash consideration by 15 October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. Within 60 days from the Closing Date, Sinopec Natural Gas and PipeChina shall perform an audit of the Target Assets and issue an auditor’s report. PipeChina shall pay the remaining 10% of cash consideration within 10 business days from the issuance of such auditor’s report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date.

3.   Profit and loss during the transition period

Within 60 days from the Closing Date, Sinopec Corp. and Sinopec Natural Gas shall respectively perform an audit of the Target Assets with PipeChina and issue an auditor’s report (“Closing Audit Report”) to determine the profit and loss of the Target Assets from the Valuation Date (excluding the Valuation Date) to the Closing Date (inclusive) (the “Transition Period”). During the Transition Period, the profit generated by the Target Assets or the corresponding portion of the net assets increased due to other reasons will be paid by PipeChina to Sinopec Corp. or Sinopec Natural Gas in cash. If the Target Assets incur losses or there is a decrease in the corresponding portion of the net assets due to other reasons, Sinopec Corp. or Sinopec Natural Gas shall make cash payment to PipeChina. The actual amount of profits or losses to be paid during the Transition Period shall be subject to the Closing Audit Report, and shall be paid no later than 10 business days from the issuance of the Closing Audit Report.

4.   Closing and handover

The ownership, obligations, responsibilities and risks of the Target Assets shall be transferred to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, the Target Assets and its relevant businesses and employees shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Assets shall be borne by the Purchaser. Unless otherwise agreed, after the Closing Date (excluding the Closing Date), the obligations, responsibilities and risks in respect of the Target Assets shall no longer to be assumed by Sinopec Corp. or Sinopec Natural Gas.

Within 3 years after the Closing Date, if, before the Closing Date, Sinopec Corp. or Sinopec Natural Gas violates the law in the operation and management of the Target Assets or the Target Assets have any major defect (except for those have been disclosed to the Purchaser and have been reflected in the financial accounts, audit reports and valuation reports of Sinopec Corp. or Sinopec Natural Gas and the Target Assets), resulting in third-party claims or administrative penalties, and causing major losses to the Purchaser, PipeChina and Sinopec Corp. or Sinopec Natural Gas shall amicably negotiate a solution in good faith.

PipeChina, Sinopec Corp. and Sinopec Natural Gas shall work together to facilitate the preparation of the handover of the Target Assets, work together to complete the handover of the Target Assets from 24:00 on the Closing Date; PipeChina shall ensure compliance with the safety production systems of Sinopec Corp. and Sinopec Natural Gas during the preparation of the handover of the Target Assets and shall assume responsibility for any safety production accidents caused by faults of PipeChina; and they shall work together to procure the completion of the change of the industry and commerce registration of all companies under the Target Assets within no later than 60 days from the Closing Date. If the handover is not completed in full before the expiry of the period mentioned above, they agree to work together to complete the handover as soon as possible in accordance with the then alternative arrangements.

PipeChina shall convene a general meeting for all shareholders upon the PipeChina Reorganisation and complete the change of industry and commerce registration for the PipeChina Reorganisation within no later than 15 business days from the Closing Date.

On the date of execution of the agreements, Sinopec Corp. and Sinopec Natural Gas were under necessary internal reorganisations of certain assets, liabilities and employees in respect of the Target Assets. Sinopec Corp. and Sinopec Natural Gas shall make reasonable best efforts to complete such internal reorganisations before the Closing Date, and hand over the Target Assets to the Purchaser in accordance with the agreements. If, for objective reasons, the above internal reorganisations are not completed before the Closing Date, the two parties to the agreement shall negotiate to complete such internal reorganisations as soon as possible on a practicable date after the Closing Date. If Sinopec Corp. and Sinopec Natural Gas fail to transfer any part of the Target Assets because such internal reorganisations are not completed, Sinopec Corp. and Sinopec Natural Gas shall negotiate an alternative solution with the Purchaser.

5.   Conditions precedent

(1)
The representations, undertakings and warranties made by PipeChina, Sinopec Corp. and Sinopec Natural Gas on the date of execution of the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets are true, accurate and complete in all material respects, and are free of misleading statements, misrepresentation and omissions in all material respects as of the Closing Date;

(2)	each of Sinopec Corp. and Sinopec Natural Gas has approved the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction in accordance with their respective constitutional document;

(3)	PipeChina has approved the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction in accordance with its constitutional document;

(4)	declaration of concentration of business operators in respect of the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction have been filled and approved;

(5)	other Relevant Investors of PipeChina have approved the PipeChina Reorganisation, and confirmed the articles of association of PipeChina after its reorganisation;

(6)
PipeChina has issued capital contribution certificates to Sinopec Corp. and Sinopec Natural Gas and registered their names on the internal register of members of PipeChina. PipeChina has had full communication with the administration for market regulation for the change of company registration upon completion of the PipeChina Reorganisation to be filed with the administration for market regulation, and has obtained its informal confirmation;

(7)
the Valuation Reports on the Target Assets under the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets are approved or filed in accordance with the PRC laws and regulations;

(8)	the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction have obtained all other applicable approvals, permits, filings and registrations from or with the relevant authorities;

(9)	PipeChina, Sinopec Corp. and Sinopec Natural Gas or their affiliated companies have executed relevant oil and gas pipeline facility service contracts in accordance with the agreements; and

(10)
each of the Relevant Investors of the PipeChina Reorganisation and PipeChina have executed transaction agreements, the core conditions and terms of which are not substantially different from those of the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, and each agreement is subject to closing and making paid-in cash contribution (if applicable) on the same date as the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction.

For the above conditions precedent, conditions (2), (3), (4), (7) and (8) cannot be waived.

6.   Representations and warranties of the Purchaser

On the date of execution of the agreements, the Closing Date and before the transfer of the Target Assets, the key representations and warranties of the Purchaser include:

(1)
At the same time as the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction, Relevant Investors will be introduced by the Purchaser and will make capital contributions in cash and in kind respectively. The registered capital and the shareholding structure of the Purchaser upon completion of the PipeChina Reorganisation are set out in “VIII. Information About the Parties to the Transactions – PipeChina” of this announcement.

(2)
The Purchaser will operate in the ordinary course of business, enter into business contracts in general commercial principles and on the basis of fair and reasonable commercial terms, and make reasonable commercial efforts to ensure the smooth operation of all key assets, to ensure that the Purchaser’s operations are not subject to material adverse changes, the service quality is not lower than the existing standards, and significant adverse acts or nonfeasance affecting the normal use of the Target Assets by Sinopec Corp. and Sinopec Natural Gas for production and operation will not be implemented. However, if the Purchaser fails to fulfil the representation and warranties under this paragraph due to the facts or circumstances existing before the Closing Date (subject to the decisions of the judicial authorities or government departments), the two parties to the agreements shall amicably negotiate a solution in good faith.

7.   The shareholder rights of Sinopec Corp. and Sinopec Natural Gas

Upon completion of the Transactions and the PipeChina Reorganisation, as shareholders of PipeChina, Sinopec Corp. and Sinopec Natural Gas shall enjoy and bear all shareholder rights and obligations in accordance with the Company Law of the People’s Republic of China and relevant legal documents as well as separate agreement:

(1)
The Purchaser will, in accordance with the “one-share, one-vote” principle, give equal treatment to the investors of the PipeChina Reorganisation in the establishment of shareholders’ rights and obligations.

(2)	The board of directors of the Purchaser is composed of 11 directors, one of whom shall be from Sinopec Corp.

(3)
Each shareholder of the Purchaser shall be entitled to distributions on PipeChina’s profit and remaining property after liquidation in proportion to the respective paid-in capital contribution. Subject to the actual distributable profits, the proportion of cash dividends distributed by the Purchaser shall in principle be no less than 30% of the annual distributable profit, and the detailed distribution plan and the distribution proportion for each year shall be determined by the Purchaser’s board of directors and its shareholders’ general meeting based on its capital status and requirements for business development after the implementation of the internal approval procedures in accordance with the Purchaser’s articles of association.

(4)
Upon completion of the PipeChina Reorganisation, Sinopec Natural Gas is entitled to transfer or assign or otherwise dispose of the equity interest in the Purchaser held by it to Sinopec Corp. or its designated affiliate (the “Related Shareholding Adjustment”). The Purchaser undertakes that it will procure other shareholders of the Purchaser to agree to the Related Shareholding Adjustment and to waive their right of first refusal in relation to the Related Shareholding Adjustment.

8.   Effectiveness of the agreements

The agreements shall be established after being signed by the legal representatives or authorised representatives of PipeChina, Sinopec Corp. and Sinopec Natural Gas, with their official seals affixed, and shall take effect upon the satisfaction of all following conditions: (1) shareholders of PipeChina have decided to approve the Transactions; (2) the Transactions have been approved by the general meeting of Sinopec Corp., and in respect of the transaction between PipeChina and Sinopec Natural Gas, in addition to the aforementioned (1) and (2), the transaction must also be approved by Sinopec Corp., the shareholder of Sinopec Natural Gas.

9.   Liabilities for breach of agreements

If any party has material intentional misrepresentations, omissions or misleading statements in any representations and/or warranties made in the relevant transaction agreements, or is in breach of any undertakings made therein, or is in breach of any terms of the relevant transaction agreements, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.

If Sinopec Corp. or Sinopec Natural Gas refuses to complete the change of the registration for industry and commerce of the Target Assets or hand over the Target Assets and relevant businesses and employees thereunder within the agreed time limit in accordance with the requirements under the relevant transaction agreements, Sinopec Corp. or Sinopec Natural Gas shall pay an overdue penalty amounting to 0.05% of the consideration for the assets to be handed over as agreed per day except that the delayed handover of the Target Assets is not due to Sinopec Corp. or Sinopec Natural Gas (including but not limited to force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by Sinopec Corp. or Sinopec Natural Gas shall not exceed 1% of the valuation results of the Target Assets under such transaction which fail to complete the change of the registration for industry and commerce on schedule.

If PipeChina fails to pay the consideration in accordance with the agreements, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue consideration to Sinopec Corp. and/ or Sinopec Natural Gas per day except that the circumstances are due to Sinopec Corp. or Sinopec Natural Gas.

Unless there is an antecedent breach on the part of Sinopec Corp. or Sinopec Natural Gas or force majeure, Sinopec Corp. or Sinopec Natural Gas has the right to hold PipeChina liable for the actual loss caused in connection with the breach of agreement where PipeChina fails to fulfil the condition precedent (6) in accordance with the agreements.

10.  Dispute resolution

PipeChina, Sinopec Corp. and Sinopec Natural Gas shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Additional Issuance of Equity to Purchase Assets or the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.

(II)  Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company

On 21 July 2020, the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company was entered into between KTS Company and PipeChina. The principal terms are as follows:

1.   Transaction price and payment method

The transaction consideration of the Target Assets is RMB3.220 billion, which shall be paid by PipeChina in cash.

2.   Payment period

PipeChina shall pay 90% of the aggregate cash consideration to KTS Company before 23 October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. Within 60 days from the Closing Date, KTS Company and PipeChina shall perform an audit of the Target Assets and issue an auditor’s report (“Closing Audit Report”). PipeChina shall pay the remaining 10% of cash consideration within 15 business days from the issuance of the Closing Audit Report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. In the event that PipeChina fails to complete payment within the above periods as a result of government approval, the payment period shall be extended accordingly, but the extended time limit shall not exceed 5 business days.

3.   Profit and loss during the transition period

The profit and loss of the Target Assets from the Valuation Date (excluding the Valuation Date) to the Closing Date (inclusive) shall be enjoyed and borne by KTS Company. The actual amount of profits and losses to be paid shall be subject to the Closing Audit Report, and shall be paid in cash no later than 15 business days from the issuance of the Closing Audit Report.

4.   Closing and handover

The ownership, obligations, responsibilities and risks of the Target Asset shall be transferred from KTS Company to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, Sinopec Yu Ji Company and the relevant businesses and employees thereunder shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Asset shall be borne by PipeChina. Except for the handover obligation specifically agreed in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, after the Closing Date (excluding the Closing Date), the obligations, responsibilities and risks in respect of the Target Asset shall no longer to be assumed by KTS Company.

Within 3 years after the Closing Date, if, before the Closing Date, KTS Company violates the law in the operation and management of the Target Asset or the Target Asset have any major defect (except for those have been disclosed by KTS Company to PipeChina and have been reflected in the financial accounts, audit reports and valuation reports of KTS Company and Sinopec Yu Ji Company), resulting in third-party claims or administrative penalties, and causing major losses to PipeChina, the two parties shall amicably negotiate a solution in good faith.

PipeChina and KTS Company shall work together to assist Sinopec Yu Ji Company in completing change of the registration for industry and commerce within no later than 30 days from the Closing Date. The handover obligation under the agreement shall be deemed to have been completed by Sinopec Yu Ji Company’s obtaining of the new business license.

5.   Conditions precedent

(1)
The representations, undertakings and warranties made by KTS Company and PipeChina on the date of execution of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company are true, accurate and complete in all material respects, and are free of misleading statements, misrepresentation and omissions in all material respects as of the Closing Date;

(2)
The KTS Transaction has been approved by each of KTS Company and Sinopec Kantons, its sole shareholder in accordance with their respective constitutional document, and has been approved by the relevant regulatory authorities (including but not limited to the Hong Kong Stock Exchange) in accordance with relevant regulations, such as the Hong Kong Listing Rules;

(3)	PipeChina has approved the KTS Transaction in accordance with its constitutional document;

(4)	declaration of concentration of business operators in respect of the KTS Transaction has been filed and approved;

(5)	the Valuation Report on the Target Assets under the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company has been approved or filed in accordance with the PRC laws and regulations;

(6)	All other applicable approvals, permits, filings and registrations from or with the PRC government departments in respect of the KTS Transaction have been obtained or completed.

For the above conditions precedent, conditions (2), (3), (4), (5) and (6) cannot be waived.

6.   Effectiveness of the agreements

The agreements shall be established after being signed by the legal representatives or authorised representatives of PipeChina and KTS Company, with their official seals affixed, and shall be effective after obtaining approvals from the respective internal necessary decision-making procedures (including the approval of the shareholders of PipeChina and the approval at the general meeting of Sinopec Kantons).

7.   Liabilities for breach of agreements

If any party has material intentional misrepresentations, omissions or misleading statements in any representations and/or warranties made in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, or is in breach of any undertakings made in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, or is in breach of any terms of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.

If KTS Company refuses to complete the change of the registration for industry and commerce of the Target Assets in accordance with the agreed time limit and the requirements under the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, KTS Company shall pay an overdue penalty amounting to 0.05% of the consideration for the transaction as agreed to PipeChina per day except that the delayed handover of the Target Assets is not due to KTS Company (including but not limited to force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by KTS Company shall not exceed 1% of the valuation result of the Target Assets under such transaction.

If PipeChina fails to pay the consideration in accordance with the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue penalty to KTS Company per day.

8.   Dispute resolution

PipeChina and KTS Company shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.

(III) Agreement on Cash Payment to Purchase Assets

On 23 July 2020, the Agreement on Cash Payment to Purchase Assets was entered into between Marketing Company and PipeChina. The principal terms are as follows:

1.   Transaction price and payment method

The transaction consideration of the Target Assets is RMB30.813 billion, which shall be paid by PipeChina in cash.

2.   Payment period

PipeChina shall pay 90% of the aggregate cash consideration under the Marketing Company Transaction to Marketing Company by 15 October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. Within 60 days from the closing of the Target Assets, Marketing Company and PipeChina shall engage an auditor to perform an audit of the Target Assets and issue an auditor’s report (“Closing Audit Report”). PipeChina shall pay the remaining 10% of cash consideration within 10 business days from the issuance of the Closing Audit Report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date.

3.   Profit and loss during the transition period

The profits generated by the Target Assets or the corresponding portion of the net assets increased due to other reasons from the Valuation Date (excluding the Valuation Date) to the Closing Date (inclusive) will be paid by PipeChina to Marketing Company in cash. If the Target Assets incur losses or there is a decrease in the corresponding portion of the net assets due to other reasons, Marketing Company shall make cash payment to PipeChina. The actual amount of profits and losses during the transition period paid shall be subject to the Closing Audit Report, and shall be paid no later than 10 business days from the issuance of the Closing Audit Report.

4.   Closing and handover

The ownership, obligations, responsibilities and risks of the Target Assets shall be transferred to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, the Target Assets and the relevant businesses and employees shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Assets shall be borne by the Purchaser. Except for the handover obligations specifically agreed in the Agreement on Cash Payment to Purchase Assets, after the Closing Date (excluding the Closing Date), the obligations, responsibilities and risks in respect of the Target Assets shall no longer to be assumed by Marketing Company.

Within 3 years after the Closing Date, if, before the Closing Date, Marketing Company violates the law in the operation and management of the Target Assets or the Target Assets have any major defect (except for those have been disclosed to the Purchaser and have been reflected in the financial accounts, audit reports and valuation reports), resulting in third-party claims or administrative penalties, and causing major losses to the Purchaser, the two parties shall amicably negotiate a solution in good faith.

PipeChina and Marketing Company shall work together to facilitate the preparation of the handover of the Target Assets, and work together to complete the handover of the Target Assets upon 24:00 on the Closing Date. PipeChina shall ensure the compliance with Marketing Company’s safety production regulation during the preparation of the handover of the Target Assets and shall assume responsibility for any safety production accidents caused by faults of PipeChina.

PipeChina and Marketing Company agree that the handover of the Target Assets shall be completed within no later than 60 days from the Closing Date, and the specific handover procedures shall be performed in the mutually agreed manner. If the handover is not fully completed within the above period due to the fault of Marketing Company, Marketing Company shall be liable for breach of the agreement. If the handover is not fully completed within the above period due to a fault not attributable to Marketing Company, the two parties agree to make separate arrangements to complete the handover as soon as possible.

5.   Conditions precedent

(1)
The representations, undertakings and warranties made by Marketing Company and the Purchaser on the date of execution of the Agreement on Cash Payment to Purchase Assets are true and accurate in all material respects, and are free of misleading statements, misrepresentation and material omissions in all material respects as of the Closing Date;

(2)	Marketing Company has approved the Marketing Company Transaction in accordance with its constitutional document;

(3)	PipeChina has approved the Marketing Company Transaction in accordance with its constitutional document;

(4)	declaration of concentration of business operators in respect of the Marketing Company Transaction has been filed and approved;

(5)	the Valuation Reports on the Target Assets under the Agreement on Cash Payment to Purchase Assets has been approved or filed in accordance with the PRC laws and regulations;

(6)	All other applicable approvals, permits, filings and registrations from or with the relevant authorities in respect of the Marketing Company Transaction have been obtained or completed;

(7)	PipeChina has entered into the relevant oil and gas pipeline facility service contract with Marketing Company or its affiliated companies in accordance with the agreements.

For the above conditions precedent, conditions (2), (3), (4), (5) and (6) cannot be waived.

6.   Representations and warranties of the Purchaser

On the date of execution of the agreements, the Closing Date and before the handover of the Target Assets, the key representations and warranties of the Purchaser include:

(1)
The Purchaser will operate in the ordinary course of business, enter into business contracts in general commercial principles and on the basis of fair and reasonable commercial terms, and make reasonable commercial efforts to ensure the good operation of all key assets, to ensure that the Purchaser’s operations are not subject to material adverse changes, the service quality is not lower than the existing standards, and significant adverse acts or nonfeasance affecting the normal use of the Target Assets by the Seller for production and operation will not be implemented. However, if the Purchaser fails to fulfil the representation and warranties under this paragraph due to the facts or circumstances existing before the Closing Date (subject to the decisions of the judicial authorities or government departments), the two parties shall amicably negotiate a solution in good faith.

7.   Effectiveness of the agreement

The agreement shall be established after being signed by the legal representatives or authorised representatives of PipeChina and Marketing Company, with their official seals affixed, and shall take effect upon the satisfaction of all following conditions: (1) shareholders of PipeChina have resolved to approve the Marketing Company Transaction; (2) the Marketing Company Transaction has been approved by the general meeting of the controlling shareholders of Marketing Company and the board of directors of Marketing Company.

8.   Liabilities for breach of agreements

If any party has intentional misrepresentations, omissions or misleading statements in material respects in any representations and/or warranties made in the Agreement on Cash Payment to Purchase Assets, or is in breach of any undertakings made in the Agreement on Cash Payment to Purchase Assets, or is in breach of any terms of the Agreement on Cash Payment to Purchase Assets, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.

If Marketing Company refuses to hand over the Target Assets and the businesses and employees thereunder within the agreed time limit and in accordance with the requirements under the Agreement on Cash Payment to Purchase Assets, Marketing Company shall pay an overdue penalty amounting to 0.05% of the consideration for the assets to be handed over as agreed per day except that the delayed handover of the Target Assets is not due to Marketing Company (including but not limited to third-party reasons, force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by Marketing Company accordingly shall not exceed 1% of the valuation result of the Target Assets which are failed to be handed over on schedule.

If PipeChina fails to pay the consideration in accordance with the Agreement on Cash Payment to Purchase Assets, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue consideration to Marketing Company per day except that the circumstances are due to Marketing Company.

9.   Dispute resolution

PipeChina and Marketing Company shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Cash Payment to Purchase Assets through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.

(IV) Counterparty’s Ability to Perform the Agreements

The Company has conducted necessary due diligence on PipeChina. Since its establishment, the financial condition of PipeChina has been normal. The Transaction Agreements have stipulated the amount of the transactions consideration and the payment time of PipeChina, and the closing arrangements are feasible. At the same time as the Transactions, Relevant Investors will also make capital contributions to PipeChina in asset and/or in cash. It is expected that the capital strength and payment ability of PipeChina will be further strengthened, and the risk of receiving the consideration of the Transactions is controllable.

(V)  Other Arrangements Regarding the Transactions

1.   Employee matters arrangement

The transfer of the relevant employees and related personnel of the Target Assets should be managed in accordance with the management memorandum in relation to the transfer of personnel to be signed when appropriate under the principle of “transfer of personnel with assets (business)”.

2.   Production and operation arrangements

Upon 24:00 on the Closing Date, Sinopec Corp., Sinopec Natural Gas or Marketing Company shall have the right to continue to use the oil and gas pipelines/natural gas pipelines/refined oil pipelines, gas storages, LNG terminals and its ancillary facilities, pipeline inventory and other related assets under the Target Assets as agreed among them and PipeChina. PipeChina shall undertake to implement the relevant oil and gas pipeline network service contracts/natural gas infrastructure facilities service contracts to be entered into by the parties or their respective subordinates after the Closing Date, so as to ensure after the Closing Date: (1) the normal operation of the business of the Target Assets; (2) that the pipeline transmission services and other services provided by PipeChina to Sinopec Corp., Sinopec Natural Gas or Marketing Company shall meet their existing production and operation needs, ensure that the service quality is not lower than the existing standards, and avoid adverse impacts; and (3) with the current pricing policy/government pricing unchanged, the natural gas pipelines, crude oil pipelines and LNG terminals shall adopt the current prices, refined oil pipeline transportation shall be priced with reference to the pricing principle of natural gas pipeline transportation upon negotiation, and the royalties for other storage and transportation facilities shall be determined by the supplier and the buyer in accordance with the market-oriented or “permitted cost plus reasonable income” principles. The specific arrangements for the above- mentioned matters shall be agreed through signing relevant agreements separately.

III.  BASIS OF DETERMINING THE CONSIDERATION

The Company has engaged an independent professional valuer, China United Assets Appraisal Group Co., Ltd., to appraise the value of the Target Assets, the main contents of which are set out in Appendix IV – “Summary of Valuation Reports” to this announcement.

After considering the following factors, the Board is of the view that the considerations for the Transactions are fair and reasonable and are in the interest of the Company and its Shareholders as a whole.

(I)   Sinopec Corp. Transaction

The consideration for the Sinopec Corp. Transaction of RMB47.113 billion was determined by the Purchaser and Sinopec Corp. upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on each of the three target companies proposed to be disposed of by Sinopec Corp. by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the book value of the Target Assets proposed to be disposed of by Sinopec Corp. (on company basis) was RMB26,727,934,500, with an appraised value of RMB47,112,516,300, representing an increment of RMB20,384,581,800, and an appreciation rate of 76.27%.

There are no major differences or deviations between the parameters used in the valuation report and historical data. In the Sinopec Corp. Transaction, Sinopec Corp., as the seller, has no significant uncertainty risk in realising expected income, revenue or cash flow.

The valuation appreciation rate of this valuation exceeding 50% was most primarily due to the high appreciation amount of Sinopec Pipeline Storage & Transportation Company Limited (中 國石化管道儲運有限公司) (“Pipeline Storage & Transportation Company”). The valuation appreciation of Pipeline Storage & Transportation Company was primarily due to its early establishment and low historical cost. The valuation adopted the income approach, and the results included the assessments of all intangible and tangible assets generating income for the company. The information on the valuation on Pipeline Storage & Transportation Company under the income approach are as follows:

1.   Operating income and costs

The crude oil pipeline of Pipeline Storage & Transportation Company Limited adopted the internal pipeline transmission price of Sinopec Corp., which was determined based on the “Price Table for the Implementation of Uniform Price Rate for Pipeline Oil Transmission (2009)” (執行統一運價率管道輸油運價表 (2009 版)). The forecast of pipeline output was based on Sinopec Corp.’s resource requirements and expected transmission volume, as well as the Company’s principal coverage areas and transmission capacity provided by Sinopec Corp., with reference to its current operating mode. Forecast of transmission income for future years was based on the expected transmission volume of each pipeline and the current transmission unit price.

Costs primarily included depreciation and amortisation, employee salaries, power costs, material costs, fuel costs and other expenses. The forecast of power costs, fuel costs and material costs were based on the ratio between related expenses for historical periods and total turnover for the valuation. Forecast of expenses related to labor costs such as employee salaries and external labor costs took into consideration of historical salary growth and management future planning. Forecast of administration costs related to daily office, such as office expenses and other expenses, were based on the corresponding amounts in 2019 and will remain unchanged for future years. Forecast of finance expenses was primarily based on the borrowing and repayment plans of Pipeline Storage & Transportation Company with consideration of their capital needs.

As analysed, the growth rate of the gross profit margin and net cash flow excluding capital expenditure of pipelines of Pipeline Storage & Transportation Company will remain stable in 10 years.

2.   Discount rate

For details of the analysis of the discount rate, please refer to Appendix IV – “Summary of Valuation Reports” in this announcement.

(II)  Sinopec Natural Gas Transaction

The consideration for the Sinopec Natural Gas Transaction of RMB41.509 billion was determined by the Purchaser and Sinopec Natural Gas upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on the eight target companies proposed to be disposed of by Sinopec Natural Gas by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the Target Assets proposed to be disposed of by Sinopec Natural Gas (on company basis) was RMB34,192,883,400, with an appraised value of RMB41,508,976,800, representing an increment of RMB7,316,093,400, and an appreciation rate of 21.40%.

(III) KTS Transaction

The consideration for the KTS Transaction of RMB3.220 billion was determined by the Purchaser and KTS Company upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on Sinopec Yu Ji Company by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the 100% equity interest in Sinopec Yu Ji Company was RMB2,254,495,600, with an appraised value of RMB3,220,388,400, representing an increment of RMB965,892,800, and an appreciation rate of 42.84%.

(IV) Marketing Company Transaction

The consideration for the Marketing Company Transaction of RMB30.813 billion was determined by the Purchaser and Marketing Company upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on the Target Assets proposed to be disposed of by Marketing Company by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the Target Assets proposed to be disposed of by Marketing Company was RMB23,258,689,900, with an appraised value of RMB30,813,130,000, representing an increment of RMB7,554,440,100, and an appreciation rate of 32.48%.

(V)  Profit Forecast Underlying the Valuation of Target Assets

In preparing the Valuation Reports of the Target Assets, the Valuer applied the discounted cash flow method under income approach and based on certain assumptions in the Valuation to appraise the value of the Target Assets, which constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and the requirements under both Rules 14.60(A) and 14.62 of the Hong Kong Listing Rules are therefore applicable. Please refer to Appendix I to this announcement for the principal assumptions (including business assumptions) on which the valuation is based.

The valuations of the Target Assets of the Transactions use the income approach to determine the final valuation results. The Board is of the view that, when the assets proposed to be disposed of under the Transactions are appraised by using the income approach, the valuation assumptions made by the Valuer, the estimated future income or cash flow of the Target Assets in coming years and other important valuation basis, the discount rate adopted for the calculation model and other important valuation parameters are in line with the actual conditions of the Group, and the valuation conclusions are fair and reasonable. The independent non-executive Directors of the Company are of the view that the Valuer has the expertise of asset valuation, and is independent and has no connection with the Group and PipeChina.

The Company engaged PwC to review the calculations of the discounted cash flows of the Target Assets underlying the Valuation Reports prepared by the independent Valuer is made (the “Discounted Cash Flows”). PwC has confirmed that it has reviewed the calculations of the Discounted Cash Flows and reported that so far as the calculations are concerned, the Discounted Cash Flows have been properly complied in all material aspects in accordance with the bases and assumptions as set out in the Valuation Reports. The text of the report issued by PwC in relation to the calculations of the Discounted Cash Flows is set out in Appendix II to this Announcement for the purpose under Rule 14.62(2) of the Hong Kong Listing Rules.

The Company engaged Guotai Junan Capital Limited and Morgan Stanley Asia Limited to review the profit forecast in the Valuation of the Target Assets, for which the Directors are solely responsible, and have attended discussions involving the management of the Company and the Valuer where the work conducted by the Valuer and discussed with the management of the Company and the Valuer regarding the bases and assumptions upon which the profit forecast has been prepared. The Joint Financial Advisers have also considered the report from PwC in relation to the calculations of the Discounted Cash Flows. On the basis of the foregoing, the Joint Financial Advisers are of the opinion that the profit forecast upon which the Valuation has been made, for which the Directors are responsible, has been made after due and careful enquiry by the Directors. The relevant letter from the Joint Financial Advisers is set out in Appendix III to this announcement for the purpose under Rule 14.62(3) of the Hong Kong Listing Rules.

The following are the qualifications of experts who have provided the opinions and suggestions contained in this announcement

Name	Qualification

China United Assets Appraisal Group Co., Ltd.	Registered Valuer in the PRC

PricewaterhouseCoopers	Certified Public Accountant, Hong Kong

Guotai Junan Capital Limited
A corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 6 (advising on corporate finance) regulated activities, and is a member of Guotai Junan International Holdings Limited (1788.HK) whose members also includes corporations licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities

Morgan Stanley Asia Limited
A corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities

For the publication of this announcement, each of the experts above has given and has not withdrawn its written consent to the inclusion of its report(s)/ letter and/or references to its names included herein in the form and context in which they respectively appear.

As at 20 July 2020, none of the experts referred to above has any beneficial interest in the share capital of any member of the Group, nor has any right (whether legally enforceable or not) to subscribe for or nominate others to subscribe for the securities of any member of the Group, and none of them, directly or indirectly, has any interest in any assets acquired, sold or leased or proposed to be acquired, sold or leased by any member of the Group from the date of the latest audited consolidated financial statements of the Company.

IV.  FINANCIAL IMPACT OF THE TRANSACTIONS

It is expected that the Transactions can lead to an increase in the profit before tax of the Group by approximately RMB36.594 billion (the final amount is subject to the valuation results upon the performance of approval/filing procedures in accordance with PRC laws and regulations and taking into account other costs, expenses and other factors incurred in the Transactions excluding taxes), while Sinopec Natural Gas, Marketing Company and KTS Company can obtained cash considerations of approximately RMB52.655 billion in aggregate (the final amount is subject to valuation results after performing the approval/filing procedures in accordance with PRC laws and regulations). Upon the closing of the Transactions, the gearing ratio of the Company will decrease, hence the financial condition of the Company would be healthier. Meanwhile, the valuation on the Target Assets is higher than the valuation reflected by the Company’s current stock price, which is conducive to enhancing the value of the Company. Lastly, the Company incurs high capital expenditures in constructing, rebuilding and maintaining oil and gas pipelines and auxiliary facilities (the annual average capital expenditure in the past five years was approximately RMB17.0 billion), which occupy such capital for long period of time. Upon the closing of the Transactions, the capital expenditures of Sinopec Corp. could be reduced in the future.

V.   USE OF PROCEEDS FROM THE TRANSACTIONS

The Group will receive cash considerations of approximately RMB52.655 billion from the Transactions (subject to valuation results after performing the approval/filing procedures in accordance with PRC laws and regulations), which, after deducting relevant expenses and costs, will be used for the following purposes:

(I)
Adhere to high-quality exploration and efficient development of crude oil, promote the construction and production of natural gas, and expand market share; accelerate the construction of refining bases and optimise product structure; accelerate the structural adjustment of the chemical business, upgrade quality, cultivate new growth points, and increase the total chemical sales volume. At the same time, in addition to constantly consolidating the business advantages of the traditional oil and gas business, Sinopec Corp. will further expand new businesses: (i) expand the distribution network of refined oil products, stabilise the market share and establish new energy stations such as hydrogen station and charging & battery swapping station; (ii) vigorously develop emerging businesses, expand and improve the Easy Joy convenience store business, and expedite the development of industry chain extension projects such as vehicle services, advertising and finance; and (iii) establish a new generation of information system, including a comprehensive big-data analysis platform, with the use of new technologies such as Internet of Things, cloud computing and artificial intelligence, in order to comprehensively improve its operation and service capabilities;

(II)
approximately RMB3.2 billion in cash after deducting relevant expenses and costs, will be used to support Sinopec Kantons to further develop its crude oil jetty and storage business and replenish its general working capital; and

(III)	the remaining proceeds will be used to improve the financial position of the Group and replenish the general working capital of the Group.

The Company will continue to explore other investment opportunities with better returns to bring greater value to Shareholders. Specific use of proceeds is subject to the annual capital expenditure budget of the Company to be disclosed in due course.

VI.  REASONS FOR AND BENEFITS OF THE TRANSACTIONS

(I)   Improving Industry Operating Environment and Exploring the Market

Relevant pipeline assets to be disposed of by the Group will be under centralised management by PipeChina, which will be favorable for eliminating duplicated construction, saving social resources, enhancing the operating efficiency and reliability of the national pipeline network, further improving industry operating environment, and helping the Group to make better use of larger pipeline network resources, increasing the realised price of self-produced oil and gas and exploring the market on the basis of maintaining steady development of its existing operations.

(II)  Focusing on Major Operations and Facilitating transformation of the Company

Upon the closing of the Transactions, Sinopec Corp. can further centralised resources. Centering on the goal of building itself into a world-leading clean energy chemical company, Sinopec Corp. can focus on core business, further enhance its resource bases, strengthen clean energy and synthetic material operations, nurture strategic emerging industry and future industry, and explore new energy, new economic and new areas, thereby increasing the competitiveness of the Company and facilitating its sustainable development.

(III) Reducing Future Capital Expenditures of the Group

Currently, the Group incurs high capital expenditure in constructing, rebuilding and maintaining oil and gas pipelines and auxiliary facilities (the annual average capital expenditure in the past five years was approximately 17.0 billion yuan), which occupy such capital for long period of time. Upon the closing of the Transactions, the pipeline-related capital expenditures of Sinopec Corp. could be reduced in the future.

VII. INFORMATION ON THE TARGET ASSETS

As at the Announcement Date, the basic information about the Target Assets is as follows:

(I)   Sinopec Corp. Transaction

For the purpose of the Transaction, Sinopec Corp. proposes to transfer its minority equity interests in invested companies and pipeline assets into Pipeline Storage & Transportation Co., Ltd. Upon the completion of the aforementioned asset transfer, Sinopec Corp. proposes to transfer its 100% equity interest in Pipeline Storage & Transportation Co., Ltd., 65% equity interest in Shandong Natural Gas Pipeline Company Limited and 93.22% equity interest in Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. to PipeChina.

1.          Overview of the Target Assets proposed to be disposed of by Sinopec Corp.

No.	Company name	Shareholding	Date of establishment	Registered capital (RMB0’000)	Place of registration	Principal business
1	Sinopec Pipeline Storage & Transportation Co., Ltd. (中國石化管道儲運有限公司)	100%	2014.06.10	1,200,000	District VII, Zhaishan New Village, Southern Suburb of Xuzhou	Crude oil pipeline storage and transportation business
2	Shandong Natural Gas Pipeline Company Limited (山東省天然氣管道有限責任公司)	65%	2002.12.27	220,000	Building A1, Jinzhiyuan IT Industrial Park, 666 Shunhua East Road, High Tech Development Zone, Jinan	Natural gas pipeline storage and transportation business
3	Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd.(中國石化新疆煤製天然氣外輸天然氣外輸管道有限責任公司	93.22%	2011.12.19	337,478.10	Sinopec Northwest Scientific Research and Production Park, 466 Changchun South Road, Urumqi High Tech Industrial Development Zone (Xinshi District), Xinjiang	Natural gas pipeline storage and transportation business

Note:
Shandong Luxin Industrial Co., Ltd. (山東魯信實業集團有限公司) holds 35% equity interest in Sinopec Pipeline Storage & Transportation Co., Ltd., Xinjiang Investment Development (Group) Co., Ltd. and Zhejiang Energy and Natural Gas Group Co., Ltd. (浙江能源天然氣集團有限公司) hold 1.78% and 5% equity interest in Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd., respectively. As of the date of this announcement, Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. (中國石化新疆煤製天然 氣外輸管道有限責任公司) has not yet completed the change of the registration for industry and commerce in respect of the capital contribution from shareholders. According to industry and commerce registration, the registered capital of Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. is RMB1,200 million. Sinopec Corp., Xinjiang Investment Development (Group) Co., Ltd. and Zhejiang Energy and Natural Gas Group Co., Ltd. (浙江能源天然氣集團有限公司) hold 90%, 5% and 5% of its equity interest, respectively.

After the closing of the Sinopec Corp. Transaction, the above three companies will cease to be subsidiaries of the Company.

2.          Financial information of the Target Assets proposed to be disposed of by Sinopec Corp.

The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:

	Unit: RMB0’ 000

	As at 31 December 2019	As at 31 December 2018

Total assets	5,041,247.12	4,194,610.64
Total liabilities	2,309,943.68	1,505,004.41
Net assets	2,731,303.43	2,689,606.23

	For the year ended 31 December 2019	For the year ended 31 December 2018

Operating income	1,147,827.26	1,140,179.05
Total profit	465,288.84	498,907.11
Net profit after extraordinary gains and losses attributable to parent company	333,950.13	335,992.88

3.   Ownership of the Target Assets proposed to be disposed of by Sinopec Corp.

Sinopec Corp. has clear titles over the Target Assets to be disposed of. The Target Assets are not mortgaged, pledged or subject to any situation which would limit their transfer. The assets are not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of their titles.

4.   Waiver of rights of first refusal

For the above Target Assets which are equity interests in subsidiaries and involve other shareholders’ waiver of rights of first refusal, Sinopec Corp. has obtained or is obtaining the written consents from other shareholders to waive their rights of first refusal.

(II)  Sinopec Natural Gas Transaction

For the purpose of the Transaction, Sinopec Natural Gas proposes to transfer its minority equity interest in invested companies into Sinopec Tianjin Natural Gas Pipeline Co., Ltd. (中石化天津天 然氣管道有限責任公司), a wholly-owned subsidiary of Sinopec Natural Gas. Upon the completion of the aforementioned asset transfer, Sinopec Natural Gas proposes to transfer its 100% equity interest in Sinopec Tianjin Natural Gas Pipeline Co., Ltd., (中石化天津天然氣管道有限公司), 50% equity interest in Sinopec Sichuan-East Gas Pipeline Co., Ltd. (中石化川氣東送天然氣管道 有限公司), 51% equity interest in Sinopec Chongqing Natural Gas Pipeline Co., Ltd. (中石化重慶 天然氣管道有限責任公司), 80% equity interest in Sinopec Beihai LNG Co., Ltd. (中石化北海液 化天然氣有限責任公司), 50% equity interest in Sinopec Hebei Construction Investment Natural Gas Co., Ltd. (中石化河北建投天然氣有限公司), 100% equity interest in Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司), 65% equity interest in Guangxi Natural Gas Pipeline Co., Ltd. (廣西天然氣管道有限責任公 司) and 65% equity interest in Sinopec Zhongyuan Natural Gas Co., Ltd. (中石化中原天然氣有限責任公司) to PipeChina.

1.          Basic information on the Target Assets proposed to be disposed of by Sinopec Natural Gas

No.	Name of company	Shareholding ratio	Time of establishment	Registered capital (RMB0’000)	Registered Address	Major operations
1	Sinopec Sichuan-East Gas Pipeline Co., Ltd.	50%	2016.06.21	20,000	1-5/F, Wuhan Control Center, Sichuan-East Gas Pipeline Project, No.126 Guanggu Avenue, East Lake New Technology Development Zone, Wuhan	Natural gas pipeline storage and transportation
2	Sinopec Chongqing Natural Gas Pipeline Co., Ltd.	51%	2014.07.18	98,000	No.6, Hefeng Avenue, Xincheng District, Fuling District, Chongqing	Natural gas pipeline storage and transportation
3	Sinopec Tianjin Natural Gas Pipeline Co., Ltd	100%	2015.03.10	219,414	Flat1-1301, 1302, 1401 and 1402, Building No. 2, Longtai Plaza, at the intersection of Second Avenue and Xincheng East Road, Tianjin Development Zone	Natural gas pipeline storage and transportation
4	Sinopec Beihai LNG Co., Ltd.	80%	2012.10.30	59,400	7/F, Building 1, No. 59 Nanzhu Avenue, Beiha	LNG receiving station and terminal operation
5	Sinopec Hebei Construction Investment Natural Gas Co., Ltd.	50%	2015.01.26	235,900	16/F, Block A, Yuyuan Plaza, Qiaoxi District, Shijiazhuang City, Hebei	Natural gas pipeline storage and transportation
6	Sinopec Zhongyuan Gas Storage Co., Ltd.	100%	2015.08.12	383,825.88	Northwest corner of the intersection of Kaizhou Road and Kaide Road, Puyang City	Natural gas pipeline storage and transportation
7	Guangxi Natural Gas Pipeline Co., Ltd.	65%	2011.12.31	61,000	2/F, Liyuan International Hotel, Beijing Road, Beihai	Natural gas pipeline storage and transportation
8	Sinopec Zhongyuan Natural Gas Co., Ltd.	65%	2012.12.20	75,000	Office Building, Northwest Corner New District, Intersection of Kaizhou Road and Kaide Road, Puyang City, Henan	Natural gas pipeline storage and transportation

Note 1:
China Life Insurance Co., Ltd. (中國人壽保險股份 有限公司) and SDIC Transportation Holdings Co., Ltd. (國 投交通控股有限公司) hold 43.86% and 6.14% equity interest of Sinopec Sichuan-East Gas Pipeline Co., Ltd., respectively. Chongqing Gas Group Co., Ltd. (重慶燃氣集團股份有限公司) and Chongqing Fuling Shale Gas Industry Investment Development Co., Ltd. (重慶市涪陵葉岩氣產業投資發展有限公司) hold 29% and 20% of Sinopec Chongqing Natural Gas Pipeline Co., Ltd., respectively. Guangxi Beibu Gulf International Port Group Co., Ltd. (廣西北部灣國際港務集團有限公司) holds 20% equity interest in Sinopec Beihai LNG Co., Ltd. Hebei Construction Investment Group Co., Ltd. (河北建設投資集團有限責任公司) holds 50% equity interest in Sinopec Hebei Construction Investment Natural Gas Co., Ltd. Guangxi Investment Group Co., Ltd. (廣西投資 集團有限公司) holds 35% equity interest in Guangxi Natural Gas Pipeline Co., Ltd. Henan Investment Group Co., Ltd. (河南投資集團有限公司) and Puyang Investment Group Co., Ltd. (濮陽投資集團有限公司) hold 30% and 5% equity interest in Sinopec Zhongyuan Natural Gas Co., Ltd., respectively.

Note 2:
As at 23 July 2020, Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司) has not yet completed the change of the registration for industry and commerce in respect of the capital contribution from its shareholders on the Valuation Date. The registered capital shown in the industry and commerce registration is RMB350 million. In terms of shareholding structure, 100% equity interest of Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司) is held by Sinopec Natural Gas.

As of the Announcement Date, Sinopec Sichuan-East Gas Pipeline Co., Ltd. is not a subsidiary of the Company, while the other 7 target companies involving in the Sinopec Natural Gas Transaction are subsidiaries of the Company. After the closing of the Sinopec Natural Gas Transaction, the abovementioned 7 companies shall cease to be subsidiaries of the Company.

2.   Financial information of the Target Assets proposed to be disposed of by Sinopec Natural Gas

The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:

	Unit: RMB0’ 000

	As at 31 December 2019	As at 31 December 2018

Total assets	6,579,329.54	5,408,953.19
Total liabilities	2,976,285.08	2,185,204.98
Net assets	3,603,044.46	3,223,748.21

	For the year ended 31 December 2019	For the year ended 31 December 2018

Operating income	308,395.66	156,282.54
Total profit	221,613.38	64,435.16
Net profit after extraordinary gains and losses attributable to parent company	182,400.73	68,937.64

3.   Ownership of the Target Assets proposed to be disposed of by Sinopec Natural Gas

Sinopec Natural Gas has clear titles over the assets of subject companies to be disposed of. The assets are not mortgaged, pledged or subject to any situation which would limit their transfer. The assets are not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of their titles.

4.   Waiver of rights of first refusal

For the Target Assets which are equity interests in subsidiaries and involve other shareholders’ waiver of rights of first refusal, Sinopec Natural Gas has obtained or is obtaining the written consents from other shareholders to waive their rights of first refusal.

(III) KTS Transaction

1.   Basic information on Target Assets proposed to be disposed of by KTS Company

KTS Company proposes to transfer its 100% equity interest in Sinopec Yu Ji Company to PipeChina. Sinopec Yu Ji Company was established on 27 October 2014 with a registered capital of RMB1 billion. The registered address was No.15002, Century Avenue, Lixia District, Jinan City, Shandong. It principally engaged in construction and operation of natural gas pipelines.

After the closing of the KTS Transaction, Sinopec Yu Ji Company shall cease to be a subsidiary of the Company.

2.  Financial information of the Target Assets proposed to be disposed of by KTS Company

The financial information set out in the following table is extracted from the audited financial statements for the years 2018 and 2019:

	Unit: RMB0’ 000

	As at 31 December 2019	As at 31 December 2018

Total assets	404,329.84	425,460.32
Total liabilities	178,880.28	218,126.00
Net assets	225,449.56	207,334.32

	For the year ended 31 December 2019	For the year ended 31 December 2018

Operating income	73,782.63	82,843.58
Total profit	23,057.62	31,475.63
Net profit excluding extraordinary gains and losses	14,931.61	21,071.45

The 100% equity interest in Sinopec Yu Ji Company held by KTS Company has clear ownership and is not subject to any mortgage and any other transfer restrictions, with no involvement in any lawsuits, arbitrations or seizures, freezing and other judicial measures that have a significant impact on the Transaction, and there is no restriction on the transfer of ownership.

(IV) Marketing Company Transaction

1.   Basic information on Target Assets proposed to be disposed of by Marketing Company

Marketing Company proposes to dispose of its refined oil pipeline assets to PipeChina, which refer to the refined oil pipeline transportation and related businesses held by six branch companies under Marketing Company, and include non-equity assets such as 41 refined oil pipelines and their auxiliary facilities, 4 oil storages, detachable oil transportation and production facilities of independent stations and non-independent stations, and pipeline inventory. As at 31 December 2019, the net book assets totaled RMB23,258,689,900.

2.          Financial information of Target Assets proposed to be disposed of by Marketing Company

The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:

	Unit: RMB0’ 000

	As at 31 December 2019	As at 31 December 2018

Total assets	3,220,946.17	2,600,754.92
Total liabilities	895,077.17	344,204.80
Net assets	2,325,868.99	2,256,550.12

	For the year ended 31 December 2019	For the year ended 31 December 2018

Operating income (Note 1)	–	–
Total profit	351,926.47	340,733.78
Net profit excluding extraordinary gains and losses	351,937.48	341,334.12

Note 1:
The revenue of the Target Assets to be disposed of in the Marketing Company Transaction has not been separately accounted for during the historical period, hence the financial statement does not include the amount of operating income.

3.   Ownership of the Target Assets proposed to be disposed of by Marketing Company

The assets disposed of by Marketing Company have clear ownership and are not subject to any mortgage, pledge and any other transfer restrictions, with no involvement in any lawsuits, arbitrations or seizures, freezing and other judicial measures that have a significant impact on the Transaction, and there is no obstruction to the transfer of ownership.

(V)   Shareholding Structure of Target Assets Before and After The Closing of The Transaction

Before the closing of the Transaction

After the closing of the Transaction

China Petrochemical Corporation
68.77%
Sinopec Corp.
100%
China International United Petroleum & Chemicals Co., Ltd.
70.42%
Marketing Company
100%
Sinopec Natural Gas Limited Company
4.58%
9.42%
PipeChina
100%
Sinopec Kantons International Limited
60.33%
Sinopec Kantons Holdings Limited
100%
KTS Company
93.22%
Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd.
65%
Shandong Natural Gas Pipeline Company Limited
100%
Sinopec Pipeline Storage & Transportation Company Limited
50%
Sinopec Sichuan-East Gas Pipeline Co., Ltd. (中石化川氣東送天然氣管道有限公司)
51%
Sinopec Chongqing Natural Gas Pipeline Co., Ltd. (中石化重慶天然氣管道有限責任公司)
100%
Sinopec Yu Ji Pipeline Company Limited (中石化榆濟管道有限責任公司)
100%
Refined oil pipeline assets
100%
Sinopec Tianjin Natural Gas Pipeline Co., Ltd.
80%
Sinopec Beihai LNG Co., Ltd. (中石化北海液化天然氣有限責任公司)
50%
Sinopec Hebei Construction Investment Natural Gas Company Limited* (中石化河北建投天然氣有限公司)
100%
Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司)
65%
Guangxi Natural Gas Pipeline Co., Ltd. (廣西天然氣管道有限責任公司)
65%
Sinopec Zhongyuan Natural Gas Co., Ltd. (中石化中原天然氣有限責任公司)

(VI)  The Credit and Debt Arrangement Involved in The Transactions

For the Target Assets that are in equity form, as the Transactions will not change the independent legal person status of the companies under the Target Assets, the credits and debts of the companies will be continuously enjoyed and borne by such companies according to law before and after the Transactions.

For all credits included in the non-equity Target Assets involved in the Transactions, Marketing Company shall notify the corresponding debtors on a timely basis after 23 July 2020, and such credits shall be enjoyed by PipeChina from the Closing Date. For all debts included in the Target Assets, Marketing Company shall make its best reasonable efforts to obtain the consents of the corresponding creditors after 23 July 2020, and such debts shall be borne by PipeChina from the Closing Date. If such creditor’s consent cannot be obtained and a third-party claim needs to be satisfied under the contract, PipeChina and Marketing Company shall negotiate a solution in good faith.

As of the Announcement Date, Sinopec Corp. provided loans totaling approximately RMB7.2 billion for the branch companies and subsidiaries under the Target Assets. Sinopec Corp. is in the process of replacing the above-mentioned fund through loans from financial institutions, and proposes to complete such replacement before the Closing Date.

VIII.  INFORMATION ABOUT THE PARTIES TO THE TRANSACTIONS

PipeChina

The Company has carried out necessary due diligence on the basic information of PipeChina. According to the information provided by PipeChina:

As of the Announcement Date, the basic information of PipeChina is as follows:

Name of company	:	China Oil & Gas Pipeline Network Corporation
Nature of enterprise	:	Limited liability company (solely state-owned)
Date of establishment	:	6 December 2019
Location of registration and principal office	:	Room 08-10, 6/F, Block A, 5 Dongtucheng Road, Chaoyang District, Beijing
Legal representative	:	Zhang Wei
Registered capital	:	RMB20 billion
Scope of business and core operations	:
Pipeline transportation; warehousing services; equipment import; technology import and export; technology research; information research and application; technology consulting, technology services, technology transfer, technology promotion. (Projects which are subject to approval pursuant to the law shall undertake business activities based on the approved contents upon approval by the relevant  authorities.)

Shareholder and actual controller	:	100% of equity interest are held by the State-owned Assets Supervision and Administration Commission of the State Council

According to the information provided by PipeChina, the financial information of PipeChina as of the indicated date/for the indicated period is as follows:

	As at 31 December 2019/for the year ended 31 December 2019	As at 31 March 2020/for the three months ended 31 March 2020
	RMB	RMB
	(Audited)	(Unaudited)

Total assets	990,249,770.26	989,628,446.06
Net assets	978,933,870.26	978,757,977.11
Operating income	–	–
Net profit/(loss) before tax and extraordinary items	(21,066,129.74)	(175,893.15)
Net profit/(loss) after tax and extraordinary items	(21,066,129.74)	(175,893.15)

Upon the completion of the PipeChina Reorganisation, the registered capital of PipeChina is expected to be RMB500 billion, and each of the shareholders and their percentage of capital contribution are as follows:

No.	Name of shareholder	Percentage of capital contribution

1	PetroChina Company Limited	29.90%
2	China Chengtong Holdings Group Ltd.	12.87%
3	China Reform Holdings Corporation Ltd.	12.87%
4	National Council for Social Security Fund	10.00%
5	Sinopec Corp.	9.42%
6	China Insurance Investment Co., Ltd.	9.00%
7	Sinopec Natural Gas	4.58%
8	State-owned Assets Supervision and Administration Commission of the State Council	4.46%
9	CNOOC Gas & Power Group Limited	2.90%
10	China Investment International Limited	2.00%
11	Silk Road Fund Limited	2.00%

Note: Aggregate percentage of capital contribution by Sinopec Corp. and Sinopec Natural Gas is 14%.

Among the above new investors, except PetroChina Company Limited (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, crude oil pipelines, refined oil pipelines, gas storages and oil storages), Sinopec Corp. (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, crude oil pipelines and oil storages), Sinopec Natural Gas Limited Company (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, gas storages and LNG receiving stations) and CNOOC Gas & Power Group Limited (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines and LNG receiving stations), other new investors make capital contributions in cash.

To the best knowledge, information and belief of the Directors after making all reasonable enquiries, as of the Announcement Date, the Purchaser and its ultimate beneficial owner are independent third parties.

The Company

The Company is one of the largest integrated energy and chemical companies in China mainly engaged in oil and gas exploration and mining, pipeline transportation and sales; production, sales, storage and transportation of refined petroleum, petrochemical, coal chemical, chemical fibre and other chemical; import and export and import and export agency business for petroleum, natural gas, petroleum products, petrochemicals and other chemical products and other commodities and technology; research, development and application of technology and information.

Sinopec Natural Gas

Sinopec Natural Gas, a company established in the PRC with limited liability, is engaged in the construction, operation and management of natural gas pipelines, LNG receiving stations, gas storage centres and other natural gas storage facilities of Sinopec Corp., development of natural gas market and sales operation management, management of natural gas sales business of oil gas field companies, as well as management of joint cooperation with local pipeline networks and sales end-partners.

KTS Company

KTS Company, a limited liability company incorporated in Hong Kong, is mainly engaged in the provision of natural gas pipeline transmission services, the operation of crude oil and oil products terminals and their ancillary facilities. KTS Company is a wholly-owned subsidiary of Sinopec Kantons.

Marketing Company

Marketing Company, a sino-foreign joint venture established in the PRC, is engaged in storage and transportation, retail sale and direct sale of refined oil, natural gas and fuel oil products, as well as non-fuel operation such as operation of convenience stores, vehicle service and online and offline retail service. It is the largest refined oil distributor in the PRC and owns the largest nationwide retail convenience store network.

IX.  IMPLICATIONS OF THE LISTING RULES

The Transactions comprise disposal of assets and subscription of the registered capital of PipeChina. As the highest applicable percentage ratio in respect of disposal of assets under the Transactions exceeds 25% but falls below 75% under the Hong Kong Listing Rules, the transactions for disposal of assets constitute major transactions of the Company and are subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the subscription of the registered capital of PipeChina under the Transactions exceeds 5% but falls below 25%, the subscription of the registered capital of PipeChina constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

Two of the incumbent senior management of PipeChina served as directors and/or senior management of the Company in the 12 months prior to the Announcement Date, according to the Shanghai Listing Rules, PipeChina is a related legal person of Sinopec Corp. Therefore, the Transactions constitute related party transactions of the Company under the Shanghai Listing Rules. However, none of the Directors is required to abstain from voting at the board meeting under the Shanghai Listing Rules. Meanwhile, as China Petrochemical Corporation is not a related shareholder under the Shanghai Listing Rules in the Transactions, it was not required to abstain from voting at the general meeting. The Transactions do not constitute connected transactions of the Company under the Hong Kong Listing Rules.

X.   RISKS OF THE TRANSACTIONS

The Transactions are subject to approval for concentrations of undertakings by the State Administration for Market Regulation and approvals by other authorities. If the above approvals or consents are not obtained for the Transactions, the Transactions will be negatively affected or the Transaction cannot be completed.

XI.  GENERAL MATTER

Sinopec Corp. will convene an extraordinary general meeting for Shareholders to consider and, if suitable, approve the Transaction Agreements and the Transaction contemplated thereunder. A circular containing, among others, (i) further details of the Transaction Agreements and the Transactions contemplated thereunder; (ii) other information required under the Hong Kong Listing Rules; and (iii) the notice of convening the EGM is expected to be despatched to Shareholders on or before 13 August 2020.

To the best knowledge, information and belief of the Directors after making all reasonable enquiries, none of the Shareholder was required to abstain from voting on the resolution proposed at the EGM.

Shareholders of the Company, holders of American Depositary Shares, and potential investors should note that the closing of the Transactions is subject to the fulfilment (or exemption, if applicable) of the aforementioned certain conditions, therefore, there is no guarantee that the Transactions will be closed. Shareholders of the Company, holders of American Depositary Shares and potential investors should exercise caution when dealing in the shares, American Depositary Shares or other securities of the Company.

DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets”	the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets 《( 關 於增發股權及支付現金購買油氣管道相關資產的協議》) entered into between PipeChina and Sinopec Natural Gas

“Agreement on Additional Issuance of Equity to Purchase Assets”	the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets《(關於增發股權購買油氣管道相關資產的協議》) entered into between PipeChina and Sinopec Corp.

“Agreement on Cash Payment to Purchase Assets”	the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets 《(關於支付現金購買油氣管道相關資產的協 議》) entered into between PipeChina and Marketing Company

“Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company”	the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited 《(關於支付現金購買中石化榆濟管道有限責任公司100% 股權的協議》) entered into between PipeChina and KTS Company

“Announcement Date”	23 July 2020

“A Share(s)”	domestic shares with a nominal value of RMB1.00 each in the share capital of Sinopec Corp. under the articles of association of Sinopec Corp., which are listed on the Shanghai Stock Exchange

“A Shareholder(s)”	holders of A Share(s) of the Company

“Board”	the board of directors of Sinopec

“Closing Date”	30 September 2020

“Company/Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability

“Director(s)”	the director(s) of Sinopec Corp.

“EGM”	the extraordinary general meeting of the Company to be convened for Shareholders to consider and approve the Transaction Agreements and the Transactions contemplated thereunder

“Group”	Sinopec Corp. and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	overseas listed foreign shares with a nominal value of RMB1.00 each in the share capital of Sinopec Corp., which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“H Shareholder(s)”	holders of H Share(s) of the Company

“Joint Financial Advisers”	Guotai Junan Capital Limited and Morgan Stanley Asia Limited, the joint financial advisers of the Company in respect of the Transactions

“KTS Company”	Sinomart KTS Development Limited (經貿冠德發展有限公司), a subsidiary of Sinopec Corp.

“KTS Transaction”
the proposed transfer of the 100% equity interest in Sinopec Yu Ji Company by KTS Company to PipeChina in exchange for cash consideration but the assets of Sinopec Yu Ji Company exclude the assets which are out of the valuation scope, i.e. Qingfeng Line of Yulin-Jinan Pipeline, office building properties and ancillary facilities of Henan Management Office

“Marketing Company”	Sinopec Marketing Co., Limited (中國石化銷售股份有限公司), a subsidiary of Sinopec Corp.

“Marketing Company Transaction”	the proposed transfer of assets, including refined oil pipelines, by Marketing Company to PipeChina in exchange for cash consideration

“PipeChina” or “Purchaser”	China Oil & Gas Pipeline Network Corporation (國家石油天 然氣 管網集團有限公司)

“PipeChina Reorganisation”
collectively, the proposed capital increase to PipeChina by Relevant Investors in cash and in kind, and the Transaction, whereby Relevant Investors will subscribe for additional equity to be issued by PipeChina at the same price (i.e. RMB1 per RMB1 registered capital). Subsequent to the completion of the reorganisation, the registered capital of PipeChina is expected to be RMB500 billion

“PwC”	PricewaterhouseCoopers, an external auditor of the Company

“Relevant Investors”
collectively, the investors who, other than Sinopec Corp. and Sinopec Natural Gas, proposes to participate in the PipeChina Reorganisation with their relevant oil and gas pipeline assets, and the investors who proposes to participate in the PipeChina Reorganisation by way of cash contribution

“RMB” or “Yuan”	Renminbi, the lawful currency of PRC

“PRC” or “China”	the People’s Republic of China
“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholder(s)”	holder(s) of the Company’s Share(s)

“Sellers”	Sinopec Corp., Sinopec Natural Gas, KTS Company and Marketing Company

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Sinopec Corp. Transaction”	the proposed disposal of its Target Assets to PipeChina by Sinopec Corp. for the subscription of additional registered capital of PipeChina as consideration

“Sinopec Kantons”	Sinopec Kantons Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 934)

“Sinopec Natural Gas”	Sinopec Natural Gas Limited Company (中國石化天然氣有限責 任公司), a subsidiary of Sinopec Corp.

“Sinopec Natural Gas Transaction”	the proposed disposal of Target Assets to PipeChina by Sinopec Natural Gas for the subscription of additional registered capital of PipeChina and in exchange for cash consideration

“Sinopec Yu Ji Company”	Sinopec Yu Ji Pipeline Company Limited (中石化榆濟管道 有限 責任公司), a wholly-owned subsidiary of KTS Company

“Target Asset(s)”
collectively or partly, equity interests in relevant companies to be disposed of by Sinopec Corp., equity interests in relevant companies to be disposed of by Sinopec Natural Gas, 100% equity interests of Sinopec Yu Ji Company to be disposed of by KTS Company and refined oil pipeline assets to be disposed of by Marketing Company

“Transaction(s)”
the proposed disposal of Target Assets, including equity interests in relevant companies, oil and gas pipelines and ancillary facilities, by the Sellers to PipeChina for the subscription of the registered capital of PipeChina and/or in exchange for cash consideration, including the Sinopec Corp. Transaction, the Sinopec Natural Gas Transaction, the KTS Transaction and the Marketing Company Transaction

“Transaction Agreements”
collectively, the Agreement on Additional Issuance of Equity to Purchase Assets, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, and the Agreement on Cash Payment to Purchase Assets

“Valuation Date”	31 December 2019

“Valuation Reports”/ “Valuation”
the Asset Valuation Report on the Proposed Additional Issuance of Equity by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Oil and Gas Pipeline Assets of China Petroleum & Chemical Corporation, the Asset Valuation Report on the Proposed Cash Payment by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Refined Petroleum Pipeline Assets of Sinopec Marketing Co., Limited, the Asset Valuation Report on the Proposed Additional Issuance of Equity and Cash Payment by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Natural Gas Pipeline Assets of Sinopec Natural Gas Limited Company, and the Asset Valuation Report on the Proposed Cash Payment by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Natural Gas Pipeline Assets of Sinopec Yu Ji Pipeline Company Limited issued by the Valuer in respect of the Transactions

“Valuer”	China United Assets Appraisal Group Co., Ltd. (中聯資產評估集 團有限公司)

The data set out in this announcement may be slightly different from the result calculated based on the relevant individual data presented in this announcement or the data agreed as per relevant agreements due to rounding.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
23 July 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu
Hongbin #, Ling Yiqun #, Li Yong*, Tang Min +, Fan Gang +, Cai Hongbin +, Ng, Kar Ling Johnny +.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

APPENDIX I – APPRAISAL ASSUMPTIONS

The following are the major assumptions (including commercial assumptions) based on the appraisal:

(I)	General Assumption

1.	Transaction Assumption

The Transaction Assumption assume that all assets to be appraised are already in the process of being transacted, and the appraisers simulate the market for appraisal according to the transaction conditions of the assets to be appraised. The Transaction Assumption is one of the most fundamental assumptions for the performance of asset appraisal.

2.	Open Market Assumption

The Open Market Assumption assumes that, with respect to assets traded or to be traded in the market, both parties of asset trading have equal status and have the opportunity and time to obtain sufficient market information, so as to make rational judgments on the functions, use and transaction price of the subject assets. The Open Market Assumption is based on the fact that the subject assets can be publicly traded in the market.

3.	Going-concern Assumption

The Going-concern Assumption refers to such an assumption that, the subject assets will continue to be used as per its current purpose and the manner, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and the appraisers determine the method, parameters and basis for appraisal accordingly.

(II)	Specific Assumptions

1.	There is no significant change in China’s current macroeconomic, financial and industrial policies;

2.	There is no significant change in other social and economic environment where the Target Companies are located and other policies (such as tax policies and tax rates) implemented thereby;

3.	The future operation and management team of the Target Companies will be diligent in their duties, and continue to maintain the existing operation ideas and continue to operate the subject entities.

4.	All assets in this appraisal are based on the actual inventory on the Appraisal Date, and the current market price of related assets are based on the domestic effective price on the Appraisal Date;

5.	The basic data/information and financial data/information provided by the Clients and Target Companies are true, accurate, and complete;

6.
The appraisal scope is only subject to and based on the Appraisal Declaration Form provided by the Clients and the Target Companies, without taking into account the contingent assets and contingent liabilities that may exist outside the list provided by the Clients and the Target Companies;

7.
In light of potential frequent changes or significant changes in the monetary funds or bank deposits of the Target Companies in the course of operation, the appraisers did not take into account the interest income generated by the deposits, nor the uncertain gains and losses such as exchange gains and losses. In the event of any changes in the aforesaid conditions, the Appraisal Results will generally become invalid.

8.	It is assumed that the cash inflows and outflows of the Target Companies after the Appraisal Date are average inflows and outflows.

APPENDIX II – REPORT ON DISCOUNTED FUTURE ESTIMATED CASH FLOWS

The following is the text of a report received from PricewaterhouseCoopers, Certified Public
Accountants, Hong Kong, for the purpose of incorporation in this announcement.

INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE CALCULATIONS OF DISCOUNTED FUTURE ESTIMATED CASH FLOWS IN CONNECTION WITH THE BUSINESS VALUATIONS OF THE OIL AND GAS PIPELINE-RELATED ASSETS OF CHINA PETROLEUM & CHEMICAL CORPORATION TO BE TRANSFERRED TO CHINA OIL & GAS PIPELINE NETWORK CORPORATION

TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION

We have completed our assurance engagement to report on the calculations of the discounted future estimated cash flows on which the business valuations prepared by China United Assets Appraisal Group Co., Ltd. dated 23 July 2020 in respect of the appraisal of the fair values as at 31 December
2019 of (i) the oil and gas pipeline assets held by China Petroleum & Chemical Corporation (the “Company”), (ii) the refined oil pipelines and other assets held by Sinopec Marketing Co., Limited, (iii) the oil and gas pipeline assets held by Sinopec Natural Gas Limited Company, and (iv) the natural gas pipelines and other assets of Sinopec Yu Ji Pipeline Company Limited held by Sinomart KTS Development Limited (collectively, the “Target Assets”) to be transferred to China Oil & Gas Pipeline Network Corporation (the “Valuations”) are based.

The summary of the Valuations is set out in Appendix IV of the announcement of the Company dated 23 July 2020 (the “Announcement”) in connection with the transfer of the Target Assets and subscription of the registered capital of China Oil & Gas Pipeline Network Corporation. The Valuations based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibility for the Discounted Future Estimated Cash Flows

The directors of the Company are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors and as set out in in Appendix I of the Announcement. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuations and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Control 1 issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future estimated cash flows on which the Valuations are based. We are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future estimated cash flows are based and our work does not constitute any valuation of the Target Assets.

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements
3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, has been properly compiled in accordance with the bases and assumptions as set out in Appendix I of the Announcement. We reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions.

The discounted cash flows do not involve the adoption of accounting policies. The discounted cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph
14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

In our opinion, based on the foregoing, so far as the calculations are concerned, the discounted future estimated cash flows, has been properly compiled in all material respects in accordance with the bases and assumptions made by the directors of the Company as set out in Appendix I of the Announcement.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 July 2020

APPENDIX III – LETTER FROM JOINT FINANCIAL ADVISERS

B.	LETTER FROM THE JOINT FINANCIAL ADVISERS IN RELATION TO THE PROFIT FORECAST IN THE VALUATION OF THE TARGET ASSETS

The following is the text of a letter received from Guotai Junan Capital Limited and Morgan Stanley Asia Limited, the joint financial advisers of the Company, in connection with the profit forecast underlying in the valuation reports, for the purpose of incorporation in this announcement.

23 July 2020

The Board of Directors
China Petroleum & Chemical Corporation
No. 22 Chaoyangmen North Street
Chaoyang District
Beijing, PRC

Dear Sirs,

We refer to the valuation reports (the “Reports”) prepared by China United Assets Appraisal Group Co., Ltd. (the “Valuer”) dated 23 July 2020 on the valuation as at 31 December 2019 in relation to the proposed disposal of (i) the equity interests in the relevant oil and gas pipeline companies by China Petroleum & Chemical Corporation (the “Company”); (ii) the equity interests in the relevant oil and gas pipeline companies by Sinopec Natural Gas Limited Company; (iii) 100% equity interests in Sinopec Yu Ji Pipeline Company Limited by Sinomart KTS Development Limited; (iv) the refined oil pipelines and other assets by Sinopec Marketing Co., Limited (collectively, the “Target Assets”), to China Oil & Gas Pipeline Network Corporation (“PipeChina”) for subscription of the registered capital of PipeChina and/or cash consideration (the “Valuation”). Sinopec Natural Gas Limited Company, Sinomart KTS Development Limited and Sinopec Marketing Co., Limited are the subsidiaries of the Company. The principal assumptions upon which the Valuation is based, as well as the summary report of the Valuation are included in the announcement of the Company dated 23 July 2020 (the “Announcement”). Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

As stated in the Reports, the Valuation has been arrived at and based on the income approach, which has taken into account the discounted cash flow projection of the Target Assets (the “Projection”). As such, the Projection is regarded as a profit forecast (the “Profit Forecast”) under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

We have reviewed the Profit Forecast upon which the Valuation has been made, for which you as the Directors are responsible, and we have attended discussions involving the management of the Company and the Valuer regarding the work conducted by the Valuer. We have also discussed with the management of the Company and the Valuer regarding the bases and assumptions upon which the Profit Forecast has been prepared. We have also considered the report from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong dated 23 July 2020 as set out in the Announcement addressed to you regarding the calculations and compilation of the discounted cash flows in accordance with the bases and assumptions adopted by the Directors. We noted that in the opinion of PricewaterhouseCoopers, so far as the calculations are concerned, that the discounted cash flows has been properly compiled, in all material respects, in accordance with the bases and assumptions made by the Directors as set out in the Appendix I to the Announcement. We also noted that the discounted cash flows do not involve the adoption of accounting policies.

As the relevant bases and assumptions are about future events which may or may not occur, the actual business and financial performance of the business of the Target Assets may or may not achieve as expected and the variation may be material. We express no opinion on whether the actual cash flows would eventually be achieved in correspondence with the Profit Forecast. For the purpose of this letter, we have relied on and assumed the accuracy and completeness of all information provided to us and/or discussed with the Company. We have not assumed any responsibility for independently verifying the accuracy and completeness of such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Target Assets. Save as expressly stated in this letter, we take no responsibility for and express no views, whether expressly or implicitly, on the fair value or market value of the Target Assets as determined by the Valuer and set out in the Reports issued by the Valuer or otherwise.

On the basis of the foregoing and in the absence of unforeseeable circumstances, and without giving any opinion on the reasonableness of the valuation method and the bases and assumptions adopted by the Valuer on the Valuation, for which you as the Directors and the Valuer are solely responsible, we are of the opinion that the Profit Forecast upon which the Valuation has been made, for which you as the Directors are responsible, has been made after due and careful enquiry by you.

The work undertaken by us in giving the above opinion has been undertaken for the sole purpose of compliance with Rule 14.62(3) of the Listing Rules and for no other purpose. We do not accept any responsibility to any person(s) in respect of, arising out of, or in connection with the Valuation.

Yours faithfully,
For and on behalf of

Guotai Junan Capital Limited	Morgan Stanley Asia Limited
Anthony Wong	Frank Jin
Deputy General Manager	Executive Director

APPENDIX IV – SUMMARY OF VALUATION REPORTS

Proposed project of China Oil & Gas Pipeline Network Corporation to purchase oil and gas pipeline and related assets of China Petroleum & Chemical Corporation, Sinopec Natural Gas Limited Company, Sinopec Marketing Co., Limited and Sinomart KTS Development Limited by way of issuance of additional shares and cash payment

Asset Valuation Report

CUAAG [2020] 896、897、898、899

for

Summary

China Petroleum & Chemical Corporation:

Sinopec Natural Gas Limited Company:

Sinopec Marketing Co., Limited:

Sinomart KTS Development Limited:

Under your commission and in accordance with relevant laws and regulations and asset appraisal standards, China United Assets Appraisal Group Co., Ltd. has carried out the appraisal on the market value of oil and gas pipeline and related assets of China Petroleum & Chemical Corporation and the other three companies proposed to be purchased by China Oil & Gas Pipeline Network Corporation by way of issuance of additional shares and cash payment (the “Project”) on the Appraisal Date, i.e. December 31, 2019 using the asset-based approach and the income approach. We hereby report relevant information of asset appraisal as follows:

I.	Clients, Target Companies and Other Users of This Assets Valuation Report

(I)	Profile of the Clients and Target Companies

1.	China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.”)

Domicile: 22, Chaoyangmen North Street, Chaoyang District, Beijing
Legal Representative: Zhang Yuzhuo
Registered Capital: RMB121,071.2096 million
Company Type: Other limited company (listed)
Date of Establishment: February 25, 2000
Unified Social Credit Code: 91110000710926094P

2.	Sinopec Natural Gas Limited Company (hereinafter referred to as “Sinopec Natural Gas”)

Domicile: 6/F, Building 1, A67, Ande Road, Xicheng District, Beijing
Legal Representative: Gao Aihua
Registered Capital: RMB500 million
Company Type: Limited liability company (Sole proprietorship)
Date of Establishment: December 1, 2009
Unified Social Credit Code: 91110000697668878M

3.	Sinopec Marketing Co., Limited (hereinafter referred to as “Sinopec Marketing”)

Domicile: 18/F, 22, Chaoyangmen North Street, Chaoyang District, Beijing
Legal Representative: Zhao Rifeng
Registered Capital: RMB28,403 million
Company Type: Joint stock company with limited liabilities (Sino-foreign joint venture, unlisted)
Date of Establishment: March 15, 1985
Unified Social Credit Code: 91110000100003102B

4.	Sinomart KTS Development Limited (hereinafter referred to as “Sinomart KTS”)

Company Address: 34/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, Authorized Share Capital: HK$185,260,050
Economic Nature: General Trading
Business Registration Certificate No: 11989738

(II)	Overview of Target Assets

1.	Sinopec Corp.

(1)	Composition of pro-forma accounting entity

The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of China Petroleum & Chemical Corporation, specifically the natural gas, crude oil pipeline transportation related business held by three long-term equity investment companies. The basic information is as follows:

Table 1-1 Book value of equity under long-term equity investments

Currency Unit: RMB Ten Thousand

No.	Name (full name) of invested entity	Shareholding proportion	Book value

1	Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd.	93.22%	314,662.80
2	Shandong Natural Gas Pipeline Company Limited	65.00%	83,757.60
3	Sinopec Pipeline Storage & Transportation Co., Ltd.	100.00%	2,274,373.05
	Total		2,672,793.45

(2)	Asset, financial and operating status

As of the Appraisal Date of December 31, 2019, as shown in the pro-forma consolidated statements of assets and liabilities included in the scope of this appraisal, total assets were RMB50,412.47 million, total liabilities were RMB23,099.44 million, and net assets attributable to parent company were RMB26,573.09 million.

As of the Appraisal Date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB26,727.93 million, total liabilities were nil, and net asset were RMB26,727.93 million.

2.	Sinopec Natural Gas

(1)	Composition of pro-forma accounting entity

The Target Companies and appraisal scope are all assets and liabilities related to the pipeline transportation business of Sinopec Natural Gas Limited Company, comprising the natural gas pipeline transportation, gas storages and LNG terminals related businesses held by eight companies under long-term equity investments. The basic information is as follows:

Table 1-2 Book value of equity under long-term equity investment
Currency Unit: RMB Ten Thousand

No.	Name (full name) of invested entity	Shareholding proportion	Book value
1	Sinopec Zhongyuan Gas Storage Co., Ltd.	100.00%	383,825.88
2	Sinopec Tianjin Natural Gas Pipeline Co., Ltd.	100.00%	383,958.48
3	Sinopec Sichuan-East Gas Pipeline Co., Ltd.	50.00%	2,374,000.68
4	Sinopec Chongqing Natural Gas Pipeline Co., Ltd.	51.00%	46,833.30
5	Sinopec Zhongyuan Natural Gas Co., Ltd.	65.00%	48,750.00
6	Guangxi Natural Gas Pipeline Co., Ltd.	65.00%	39,650.00
7	Sinopec Hebei Construction Investment Natural	50.00%	94,750.00
8	Sinopec Beihai LNG Co., Ltd.	80.00%	47,520.00
	Total		3,419,288.34

(2)	Asset, financial and operating status

As of the Appraisal Date of December 31, 2019, as shown in the pro-forma consolidated statements of assets and liabilities included in the scope of this appraisal, total assets were RMB65,793.30 million, total liabilities were RMB29,762.85 million, net assets were RMB36,030.44 million, and net assets attributable to parent company were RMB33,974.77 million.

As of the Appraisal Date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB34,192.88 million, total liabilities were nil, and net assets were RMB34,192.88 million.

3.	Sinopec Marketing

(1)	Composition of pro-forma accounting entity

The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of Sinopec Marketing Co., Limited, comprising the refined oil pipeline transportation related business held by Sinopec Marketing Co., Limited East China branch company, Sinopec Marketing Co., Limited North China branch company, Sinopec Marketing Co., Limited Central China branch company, Sinopec Marketing Co., Limited South China branch company, Sinopec Marketing Co., Limited Fujian Oil branch company, and Sinopec Marketing Co., Limited Zhejiang Oil branch company.

(2)	Asset, financial and operating status

As of the appraisal date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB32,209.46 million, total liabilities were RMB8,950.77 million, and net assets were RMB23,258.69 million.

4.	Sinopec Yu Ji Pipeline Company Limited (“Sinopec Yu Ji”)

(1)	Composition of pro-forma accounting entity

Sinopec Yu Ji Pipeline Company Limited (“Sinopec Yu Ji”) is a wholly-owned subsidiary of Sinomart KTS Development Limited. The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of Sinopec Yu Ji, comprising Yu Ji natural gas pipeline transportation related business.

(2)	Asset, financial and operating status

As of the appraisal date of December 31, 2019, the Target Company had total assets of RMB4,043.30 million, total liabilities of RMB1,788.80 million and net assets of RMB2,254.50 million.

II.	Purpose of Appraisal

China Oil & Gas Pipeline Network Corporation intends to purchase oil and gas pipeline and related assets from China Petroleum & Chemical Corporation, Sinopec Natural Gas Limited Company, Sinopec Marketing Co., Limited and Sinomart KTS Development Limited by way of issuance of additional shares and cash payment.

This appraisal aims to reflect the market value of the identified oil and gas pipeline and related assets from China Petroleum & Chemical Corporation and the other three companies as of the Appraisal Date, so as to provide value reference for the aforesaid economic activities.

III.	Type of Value and Definition

Based on the purpose of this appraisal, the type of value herein shall refer to market value.

Market value refers to the price at which the appraisal target would be traded between a willing buyer and a willing seller acting reasonably at arm’s length, when neither is under compulsory to buy or sell on the Appraisal Date.

IV.	Appraisal Date

The Appraisal Date for the assets in the Project is December 31, 2019.

IV.	Appraisal Approach

(I)	Selection of Appraisal Approaches

According to the regulations of the Standard for Assets Appraisal, appraisers may adopt three methods, i.e. the income approach, the market approach and the asset-based approach, for appraisal of enterprise value (EV). Income approach refers to the approach of discounting prospective earnings of the Target Companies as per a certain discount rate or capitalization rate into present value (PV). It emphasizes the overall expected profitability of the Target Companies, following the concept of “making money from capital invested” to assess the overall valuation. The basic conditions to apply such method include: the Target Companies continue as ongoing concern, a relatively stable and reasonable correspondence between operation and income, and predictable and quantifiable future income as well as associated risks. The market approach adopts market comparison methodology, by comparing the appraisal target with a listed company or comparable transaction case, and subject to necessary adjustments, to determine the value of the target. The asset-based approach refers to the approach to determine the value of the appraisal target based on the reasonable appraisal of all the assets and liabilities of the enterprise.

The asset-based approach reflects the value of an enterprise’s assets and liabilities from an acquisition and construction perspective, providing basis to perform its operation, management and evaluation of which the economic activities have been carried out. Therefore, the asset-based approach is suitable for this appraisal.

The scope of this appraisal includes oil and gas pipeline and related midstream assets held by the Target Companies, which have historically maintained stable operation and have sound profitability as well as sustainable development and profitability in the foreseeable future. The future financial incomes and risks can be quantitatively analyzed with reference to historical data and current situation of the Target Companies. Therefore, the income approach is suitable for this appraisal.

The assets included the scope of this appraisal are oil and gas pipelines and related assets. The nature of the assets represents certain differences from other enterprises in terms of, among others, asset size, asset location, operating characteristics and profitability. As it is difficult to find any precedent transactions or listed companies whose value are the same as or similar to the Target Companies as references, the market approach is not selected in this appraisal.

In summary, we have adopted the asset-based approach and income approach for this appraisal.

(II)	Brief introduction to Asset-based Approach

Asset-based approach refers to the appraisal method of determining the value of the Target Companies on the basis of reasonably appraising the value of various assets and liabilities thereunder. The appraisal methods for various assets are as follows:

1.	Long-term equity investments

Firstly, the appraisers verify the book value and actual conditions of the long-term equity investments, and review investment agreements, resolutions of shareholders’ meetings, articles of association and relevant accounting records, in order to determine the authenticity and integrity of the long-term equity investments. Subsequently, they appraise the invested entities on such basis. Depending on the specific conditions of each long-term equity investment, the appraisers adopt appropriate appraisal methods accordingly.

The appraisal method for each long-term equity investment was determined according to the specific condition of each invested entity, details of which are as follows:

For holding subsidiaries that have control and are included in the scope of consolidated statements as well as share-holding subsidiaries not included in the scope of consolidated statements but capable of carrying out overall appraisal work, assets of such entities were evaluated as a whole. Appraisal value of long-term equity investment = Net assets of the invested entity after overall appraisal × shareholding percentage

When determining the appraisal value of long-term equity investments, the appraisers did not take into account the premium and discount caused by factors such as differentiation between controlling stake and minority stake, nor the impact of equity liquidity on the appraisal results.

2.	Fixed assets – Long-distance oil and gas pipelines

For the purpose of this appraisal, the appraisers, working on the basis of the principle of going- concern, the basis of market prices and taking into account the characteristics of the equipment and the data/information collected included in the appraisal scope, mainly adopted the replacement cost method for the appraisal.

1)	Determination of full replacement cost of long-distance oil and gas pipelines

Full replacement cost = Main material expenses (excluding tax) + Construction & installation expenses (tax exclusive) + Preliminary expenses (excluding tax) + Compensation expenses + Capital cost

①	Main material expenses = Σ Material consumption × Unit price of materials

After inquiry with the manufacturers of main pipe materials and pipe fittings and taking into account market transaction prices of various companies in recent years, the appraisers determined the purchase costs (including material transportation and miscellaneous expenses), production costs, anti-corrosion costs, finished product transportation expenses and other expenses of finished pipeline materials, and then comprehensively determined the unit price index of materials per kilometer of pipeline.

②	Cost of construction and installation projects

According to the Notice of the Ministry of Finance of the PRC and the State Administration of
Taxation of the PRC on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] No. 36) 《(關於全面推開營業稅改徵增值稅試點的通知》 (財稅【2016】36 號)), effective May 1, 2016, the pilot program of replacing business tax with value-added tax (VAT) shall be implemented across the country. All business tax taxpayers in the construction industry, real estate industry, financial industry, and life service industry were included in the scope of the pilot program. The payment of business tax under the pilot program shall be replaced by the payment of VAT. As the value-added input tax paid for the fixed assets purchased by enterprises meeting the regulations are deductable (including the import VAT for imported equipment). The appraisers adopted tax-exclusive prices to determine the replacement value of the Project.

In this appraisal, for projects with complete data of final (settlement) accounting for project completion, the appraisers adopted the ‘Settlement Data Adjustment Method’, which refers to the determination of replacement cost on the Appraisal Date after adjusting the price difference based on the data of the final settlement for project completion. For certain assets with missing project data, the appraisers adopted the ‘Estimated Consumption Index Adjustment Method’, which refers to the determination of the replacement cost on the appraisal date after adjusting the price difference based on the current market unit prices by referring to the unit project consumption under the same/similar pipe diameters, topography and construction conditions, the appraisers determine; or, the appraisers use the ‘Building Element Price Index Adjustment Method’, which refers to the measurement of the project cost change index through the statistical comparative analysis of the proportions of manpower-material-machine in the existing pipeline settlement data.

The appraisers determined the consumption information in the above approach, and applied the Budget Quota of Petroleum Construction and Installation Projects (2013) 《(石油建設安裝工程預算 定額》(2013)) and the Budget Estimate Index of Petroleum Construction and Installation Projects (2015) 《(石油建設安裝工程概算指標》(2015)) and their supporting project cost quota; the Quota of Application Database of Petrochemical Building Budget Compilation (2017); the comprehensive quota and budgetary estimate quota in the Application Database of Petrochemical Building Budget Compilation (2014) 《(石油化工建築概預算編製應用數據庫》(2014)); the quota in the Price List of Consumption Quota for Petroleum Construction and Installation Projects (2016) 《(石油建設安裝工程消耗量定額價目表》(2016)); and the quota in the Budget Quota for Long-distance PipelineMaintenance and Repair Projects (2018) 《(長輸管道檢修維修工程預算定額》(2018)), etc.. For housing buildings, the appraisers made reference to the local Budget Quota for Construction Projects and relevant charging documents. For special crossing projects, the appraisers adopted relevant quotas of other industries. Reference documents also included various documents related to project costs issued by the Target Companies in recent years, such as Document No.[2019] 355 and Document No. [2012] 534 issued by CNPC Planning Department on printing and distributing the Regulations on Other Costs and Related Costs of Construction Projects of China National Petroleum Corporation (CNPC) 《(中國石油天然氣集團公司建設項目其他費用和相關費用規定》), as well as relevant guidance documents issued by CNPC since 2015 on the suggested adjustment coefficients of priced material costs and machinery costs for the current year. The appraisers then adjusted the engineering project elements according to market inquiries and finally determined the construction project costs.

③	Preliminary and other expenses

Preliminary expenses: Based on amount actually incurred by each Target Company, and taking into account the increase or decrease of relevant additional charges by the state. For determination of local expenses, the appraiser reviewed the relevant charges outlined in the relevant local regulation

Preliminary and other expenses mainly include feasibility study fees, project construction management fees, survey and design fees, project supervision fees, and joint commissioning fees, etc.

④	Compensation expenses

Compensation expenses involved in long-distance pipeline networks mainly include three types of expenses: permanent land occupation compensation expenses, temporary compensation expenses, and right-to-pass compensation expenses. Wherein:

Compensation expenses for permanent land occupation: mainly include compensation expenses for permanent land occupation for stations and valve rooms as well as compensation expenses for land occupation for the accompanying roads, three types of pillars, and warning signs. Wherein, the value of the compensation expenses for permanent land occupation are calculated in the value of intangible assets, and the compensation expenses for land occupation for accompanying roads and warning signs are generally taken as Class II expenses to be accounted for in the book value of fixed assets.

Temporary compensation expenses: mainly refer to the compensation expenses for temporary occupation of land and removal of objects on the ground in trench operation zones during construction. The expenses for temporary land occupation do not meet the confirmation conditions for intangible assets - land use right because the land use right has not been transferred in the end, therefore, such expenses are generally amortized into book value of fixed assets as Class II expenses.

Generally, the right-to-pass compensation expenses mainly occur during the construction of a crossing project (such as highway crossing, railway crossing, river crossing, etc.), when such crossing project affects the interests of local stakeholders, and such expenses are generally included in the book value of fixed assets.

As for the compensation expenses for long-distance pipelines in this appraisal, the appraisers calculated the necessary costs on the appraisal date by the land price index adjustment method.

⑤	Cost of capital

Cost of capital is calculated according to the overall reasonable construction period of a project, and the appraisers calculated the reasonable cost of capital according to the quoted interest rate on loan market published by the National Interbank Funding Center of the PRC on December 20,
2019.

2)	Determination of newness rate

Through field investigation, the appraisers understood the working environment and existing technical status of long-distance pipelines, consulted recent technical data, relevant repair records, operation records, and periodic inspection reports, etc., and combined with industry experience and statistical data, to determine the remaining serviceable years and the newness rate. The calculation formula is:

Newness rate = Remaining serviceable years/(Remaining serviceable years + Used years) × 100% Wherein, the following main factors are taken into account for the judgment and determination of the remaining service life:

The difference between the design life of a pipeline upon its construction and its serviced life; Cost and time for update and overhaul of a pipeline;
Operation records, periodic inspection reports and remaining life prediction reports of a pipeline, etc.

3.	Intangible assets – Land use right

For the intangible assets – land use rights included in the scope of this appraisal, the appraisers analyzed the applicability of different appraisal methods, as well as the location, land use nature, utilization conditions and local land market conditions of the Target Companies, and finally determined reasonable appraisal ideas and methods.

1)
For those that can be appraised together with houses and buildings or investment real estates, the appraisers no longer appraise the value of land use rights separately, and their value is included in the appraisal value of corresponding houses and buildings or investment real estates;

2)
For the land use rights needed to be appraised separately, the appraisers determined the appraisal method separately according to the characteristics such as the type of land use right and the basic data of land price appraisal. The specific method and process are as follows:

For transferred lands, according to the requirements of the Practice Standards for Asset Appraisal-Real Estate 《(資產評估執業準則 － 不動產》) and the Regulations for Valuation on Urban Land 《( 城鎮土地估價規程》), the appraisers selected the market comparison method, the benchmark land price coefficient correction method and the cost approximation method for appraisal;

For allocated lands, if there are conditions for direct appraisal, for instance, existence of comparable local cases of allocated land transactions, applicable benchmark land prices for allocated land, and land acquisition cases for reference, the appraisers in this appraisal selected the corresponding appropriate method (market comparison method, benchmark land price coefficient correction method, cost approximation method) to directly determine the value of allocated land; for those that do not meet the conditions for direct appraisal, the appraisers in this appraisal determined the value of allocated land by the indirect estimation method, namely, first estimating the value of the corresponding transferred land and then deducting the land transfer fee.

Specific methods are introduced as follows:

A.
Market Comparison Method: A method in which, according to the principle of market substitution, the appraisers compare the land parcel to be appraised with the similar land use rights which are substitutable and traded in the market on recent dates close to the appraisal date, and make appropriate amendments to the transaction prices of similar land use rights, so as to estimate the objective and reasonable price of the land parcel to be appraised.

B.
Benchmark Land Price Coefficient Correction Method: A method in which the appraisers use the appraisal results such as urban benchmark land prices and the table of benchmark land price correction coefficients, compare the regional conditions and individual conditions of the land parcel to be appraised with the average conditions of the subject region according to the principle of substitution, and select the corresponding correction coefficient according to the correction coefficient table to correct the benchmark land price, and then obtain the price of the land parcel to be appraised on the appraisal date.

C.
Cost Approximation Method: An appraisal method in which the appraisers determine the land price based on the sum of various objective costs for land development, plus objective profits, interest, taxes payable and land appreciation.

(III)	Brief introduction to the Income Approach

1.	Overview

According to the relevant regulations of state administration authorities of the PRC, the Practice Standards for Asset Appraisal-Enterprise Value as well as international and domestic appraisal practices for similar transactions, the appraisers estimated the equity capital value of Target Companies using the Discounted Cash Flow (DCF) method according to the income approach.

DCF is a method to appraise the asset value by discounting the expected future net cash flows of the Target Companies to a present value. The basic principle of this method aims to obtain the appraisal value by estimating the expected future net cash flows of the assets and converting them into a present value by applying an appropriate discount rate. The basic conditions for its application are: Target Companies have basis for continuous operation, relatively stable correlation between operation and income, and future income and risks are predictable and quantifiable. The greatest difficulty in using the DCF approach lies in the projection of expected future cash flows (EFCFs) as well as the objectivity and reliability of data collection and processing. When the projection of EFCFs is objective and fair, and the discount rate is reasonable, the valuation result will be adequately objective.

2.	Considerations for Appraisal

According to the due diligence findings, asset composition, and the characteristics of principal business of subject entities, the appraisers in this appraisal predict equity capital value on the basis of financial statements of subject entities. The basic principles are as follows:

(1)
For assets and principal businesses included in the financial statements, the appraisers predict the expected income (net cash flows) according to the changing trends of historical operating conditions in recent years and business types, and discounted net cash flows to obtain the value of operating assets;

(2)
Current assets (liabilities), such as receivables and dividend payable on the appraisal date, which are included in the scope of financial statements but not taken into account in the projections of expected income (net cash flows), and non-current assets (liabilities), such as idle equipment and construction in progress without booking income, are defined as surplus or non-operating assets (liabilities) on the appraisal date, and their values are measured separately;

(3)
The enterprise value (EV) of the Target Companies are obtained by summing the values of the aforesaid assets and liabilities, and the value of shareholder’s equity of the Target Companies is obtained after deducting the value of interest-paying debts.

3.	Appraisal Model

(1)	Basic Model

The basic model for this appraisal is:

E = B – D – M	(1)

Wherein:

E: Value of shareholders’ equity (net assets) of the Target Companies attributable to parent company;

B: Overall value of the Target Companies;

B = P + I + C	(2)

P: Value of operating assets of Target Companies;

(3)

Wherein:

Ri: Expected income of the Target Companies in the ith year in future (free cash flows);

r: Discount rate;

n: Future operating period of Target Companies;

I: Long-term investment value of Appraised Subject on the appraisal date;

C: Value of surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;

C = C 1 + C2	(4)

Ci: Value of current surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;

C2: Value of non-current surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;

D: Value of interest-bearing debts of the Target Companies;

M: Value of shareholders’ equity (net assets) the Target Companies entities attributable to minority shareholders;

(2)	Income Indicators

In this appraisal, the appraisers used the free cash flows of the Target Companies as the income indicator of its operating assets, which is basically defined as:

R = Net profit + Depreciation and amortization + Interest on interest-bearing debts after deducting taxes – Additional working capital	(5)

The appraisers predicted the Target Companies’ future free cash flow based to the historical performance and the future outlook of the Target Companies. The appraisers then discounted and summed up the free cash flows in the future operating period, and calculate the value of operating assets of the Target Companies.

(3)	Discount Rate

In this appraisal, the appraisers determined the discount rate (r) by adopting the Weighted Average
Cost of Capital (WACC) model:

r = r d × wd + re × we	(6)

Wherein:

Wd : Debt ratio of the Target Companies;

(7)

We: Equity ratio of the Target Companies;

(8)

rd Interest rate of interest-bearing debts after income tax;

re: Cost of equity capital; In this appraisal, cost of equity capital (re) is determined by the Capital Asset Pricing Model (CAPM);

re=rf +βe × (rm– rf ) +ε	(9)

Wherein:

rf : Risk-free rate of return;

rm: Market-expected rate of return;

ε: Characteristic risk adjustment factor of the Target Companies;

βe: Expected market risk factor of the equity capital of the Target Companies;

(10)

βu: Expected unlevered market risk factor of comparable companies;

(11)

βt: Expected market average risk factor of stocks (assets) of comparable companies;

βt= 34% K+66% βx	(12)

Wherein:

K: Expected average risk value of stock market in the future, for which it normally assumes that K=1;

βx: Historical market average risk factor of stocks (assets) of comparable companies;

Di , Ei: Interest-bearing liabilities and equity capital of comparable companies, respectively.

VI.	APPRAISAL ASSUMPTIONS

In this appraisal, appraisers have followed the following appraisal assumptions:

(I)	General Assumption

1.	Transaction Assumption

The Transaction Assumption assume that all assets to be appraised are already in the process of being transacted, and the appraisers simulate the market for appraisal according to the transaction conditions of the assets to be appraised. The Transaction Assumption is one of the most fundamental assumptions for the performance of asset appraisal.

2.	Open Market Assumption

The Open Market Assumption assumes that, with respect to assets traded or to be traded in the market, both parties of asset trading have equal status and have the opportunity and time to obtain sufficient market information, so as to make rational judgments on the functions, use and transaction price of the subject assets. The Open Market Assumption is based on the fact that the subject assets can be publicly traded in the market.

3.	Going-concern Assumption

The Going-concern Assumption refers to such an assumption that, the subject assets will continue to be used as per its current purpose and the manner, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and the appraisers determine the method, parameters and basis for appraisal accordingly.

(II)	Specific Assumptions

1.	There is no significant change in China’s current macroeconomic, financial and industrial policies;

2.	There is no significant change in other social and economic environment where the Target Companies are located and other policies (such as tax policies and tax rates) implemented thereby;

3.	The future operation and management team of the Target Companies will be diligent in their duties, and continue to maintain the existing operation ideas and continue to operate the subject entities.

4.	All assets in this appraisal are based on the actual inventory on the Appraisal Date, and the current market price of related assets are based on the domestic effective price on the Appraisal Date;

5.	The basic data/information and financial data/information provided by the Clients and Target Companies are true, accurate, and complete;

6.
The appraisal scope is only subject to and based on the Appraisal Declaration Form provided by the Clients and the Target Companies, without taking into account the contingent assets and contingent liabilities that may exist outside the list provided by the Clients and the Target Companies;

7.
In light of potential frequent changes or significant changes in the monetary funds or bank deposits of the Target Companies in the course of operation, the appraisers did not take into account the interest income generated by the deposits, nor the uncertain gains and losses such as exchange gains and losses. In the event of any changes in the aforesaid conditions, the Appraisal Results will generally become invalid.

8.	It is assumed that the cash inflows and outflows of the Target Companies after the Appraisal Date are average inflows and outflows.

VII.	APPRAISAL CONCLUSION

(1)	Appraisal Results

After performing appraisal procedures including inventory verification, onsite inspection, market survey and confirmatory inquiries, and appraisal assessment, based on the future development trends and business plannings provided by managements of the Target Companies, as well as on the premise of meeting the relevant appraisal assumptions, the difference in appraisal results for adopting two appraisal methods has been analysed, and the income approach has been adopted for appraisal as below:

1.	Sinopec Corp.

Book value of net assets: RMB26,727.93 million; appraisal value of net assets: RMB47,112.52 million; value increase: RMB20,384.58 million; appreciation rate: 76.27%.

2.	Sinopec Natural Gas

Book value of net assets: RMB34,192.88 million; appraisal value of net assets: RMB41,508.98 million; value increase: RMB7,316.09 million; appreciation rate: 21.40%.

3.	Sinopec Marketing

Book value of net assets: RMB23,258.69 million; appraisal value of net assets: RMB30,813.13 million; value increase: RMB7,554.44 million; appreciation rate: 32.48%.

4.	Sinopec Yu Ji

Book value of net assets: RMB2,254.50 million; Appraisal value of net assets: RMB3,220.39 million; value increase: RMB965.89 million; appreciation rate: 42.84%.

(2)	Analysis of Appreciation

The oil and gas pipeline and related assets held by the Target Companies identified in the scope of this profit forecast operate normally; the oil and gas resources and downstream demand are resilient; and the future income is expected to be stable and predictable. The appraisal results include the values of all intangible and tangible assets that can generate profits for the Target Companies, which objectively reflect the value of the Target Companies, and the value appreciation is reasonable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 24, 2020